Filed Pursuant to Rule 253(g)(2)

File No. 024-11954

ITEM 1.

COVER PAGE OF OFFERING CIRCULAR

Robot Cache US Inc.

4330 La Jolla Village Drive, Suite 200

San Diego, California 92122

+1.858.252.4001

RobotCache.com (the contents of which do not constitute part of this Offering Circular)

Up to 27,500,000 Shares of Common Stock,
including up to 2,500,000 Bonus Shares

Aggregate Offering Price: $25,000,000

Minimum Investment: $1,000 (1,000 Shares)

Robot Cache US Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), is conducting a Regulation A Tier 2 offering (this “Offering”) of shares (each, a “Share”), par value $0.001 per Share, of our common stock (the “Common Stock”), subject to the conditions set forth in “Securities Being Offered.” The number of Shares covered by this Offering is 27,500,000, consisting of (i) up to 25,000,000 Shares that we are offering for sale to investors, at a fixed price of $1.00 per Share (the “Offering Price”), and (ii) up to 2,500,000 Shares, representing Bonus Shares, as defined and described below. The minimum purchase per investor is $1,000.00 (1,000 Shares). Additional purchases may be made in multiples of $500.00 (500 Shares). No investor will be entitled to a fractional Share. If the purchase price paid, divided by the Offering Price, results in a number of Shares that is not a whole number, the number of Shares to which the investor is entitled will be rounded down to the nearest whole number.

This Offering, which is not subject to the sale of any minimum number of Shares, is being conducted on a “best efforts” basis through StartEngine Primary LLC, a Delaware limited liability company (“StartEngine Primary”), which is a registered broker-dealer admitted to membership in Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (the “SIPC”). StartEngine Primary will be paid (i) as described in further detail below, a brokerage commission, in cash, equal to 7.5% of the aggregate Offering Price of all Shares sold in this Offering and (ii) an “advance fee” of $15,000, before the commencement of this Offering, for out-of-pocket accountable expenses. No Company officer or director who introduces friends, family members and business acquaintances to any selling agent in this Offering will receive commissions or any other remuneration from any such sales.

In addition to, and in conjunction with, the 25,000,000 Shares offered for sale to investors in this Offering by the Company, the Company is offering investors up to 2,500,000 Shares as bonus shares (“Bonus Shares”), in each case depending on, and determined on the basis of, a given investor’s investment level. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares’ issuance. See “Plan of Distribution” for further details.

Offers and sales of the Shares will commence within two calendar days after the date (the “Qualification Date”) as of which the Commission qualifies the offering statement (the “Offering Statement”) related to this offering circular (this “Offering Circular”). The Shares are being offered for sale on a continuous basis, pursuant to Rule 251(d)(3)(i)(F) of Regulation A (“Regulation A”) under the Securities Act of 1933 (the “Securities Act”), until the earliest of (i) the 180th day after the Qualification Date (though we may, in our sole discretion, extend this Offering one or more times), (ii) the date as of which all Shares offered by this Offering Circular have been sold and (iii) any such earlier time as we may determine in our sole discretion, regardless of the number of Shares sold and the amount of capital raised. If we sell all of the 25,000,000 Shares that we are offering for sale, our gross proceeds will be $25,000,000. All funds raised will become available to us and will be used as described under “Use of Proceeds.” Investors are advised that unless their subscriptions are rejected, they will not be entitled to a return of their subscription funds and could lose their entire investment.

If any subscriptions are rejected, the associated sale proceeds will be returned to the related investors, without interest. Otherwise, because this Offering is not conditioned on the sale of any minimum number of Shares, proceeds from the sale of Shares will be retained by the Company.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to visit www.investor.gov.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to Public			Underwriting Discount and Commissions(1)		Proceeds to the Company(2)		Proceeds to Other Persons
Per Share, as to each Share sold in this Offering:		$1.00	(3)		$0.040		$0.960		$0.00
StartEngine Primary processing fee per Share(4)		$0.035		$		$		$
Price per Share plus processing fee		$1.035		$		$		$
Total minimum:	$	N/A		$	N/A	$	N/A	$	N/A
Total maximum with processing fee(5):		$25,875,000			$1,000,000		$23,125,000		$0.00

(1)	The Company has engaged (i) StartEngine Primary to act as an underwriter of this Offering, as set forth in “Plan of Distribution,” and (ii) StartEngine Primary’s affiliate StartEngine Crowdfunding, Inc. (“StartEngine Crowdfunding”) to perform administrative and technology-related functions in connection with this Offering. The Shares are being offered on a “best efforts” basis through StartEngine Primary. Under the posting agreement that documents the engagement, StartEngine Primary will be paid a cash commission equal to 7.5% of the aggregate Offering Price of all Shares sold to investors in this Offering. The cash commission, which is potentially $1,875,000, will in turn be broken out between (i) a 4.0% distribution fee, to be paid entirely by the Company, and (ii) a 3.5% processing fee, to be paid (A) by each investor, up to a maximum of $700 per investor, on the first $20,000 of the investor’s Share purchase and (B) by the Company on that portion, if any, of the investor’s purchase that exceeds $20,000. The Company has also paid StartEngine Primary a $15,000 “advance fee” for out-of-pocket accountable expenses anticipated, before commencement of this Offering, to be incurred by StartEngine Primary, which will return to the Company any unused portion of the advance fee corresponding to expenses that StartEngine Primary does not actually incur. FINRA fees are to be paid by the Company. The figures in the column captioned “Underwriting Discounts and Commissions” do not include processing fees paid directly to StartEngine Primary by investors. We may be required to indemnify StartEngine Primary and possibly other parties with respect to disclosures made in this Offering Circular. We reserve the right, in connection with this Offering, to enter into posting agreements with equity crowdfunding firms not associated with FINRA member firms, for which we may pay non-contingent fees as compensation. See “Plan of Distribution” in this Offering Circular for details regarding the compensation payable to third-parties in connection with this Offering.

(2)	The amounts shown in the column captioned “Proceeds to the Company” do not reflect deductions for our organization and offering costs, which include legal, accounting, printing, due diligence, marketing, consulting, referral fees, selling and other costs incurred in this Offering. See “Use of Proceeds” and “Plan of Distribution” in this Offering Circular for details.

(3)	Does not include any applicable effective per-Share discount that would result from the issuance of Bonus Shares. For details of the effective discounts under different scenarios, see “Plan of Distribution” In this Offering Circular.

(4)	Each investor will be required to pay StartEngine Primary, directly, a processing fee equal to 3.5% of the investment amount at the time of the investors’ subscription. See “Plan of Distribution” in this Offering Circular for additional information on the processing fee. If this Offering is fully subscribed, investors (and, if applicable, the Company) will pay StartEngine Primary processing fees totaling $875,000. (The 3.5% processing fee to be paid by investors (and, if applicable, by the Company) is separate from the 4.0% distribution fee to be paid to StartEngine Primary solely by the Company, as described in footnote (1) above.)

(5)	The table entry for “Total Maximum with processing fee” under the column captioned “Price to Public” assumes that 100% of the processing fees will be paid by investors, and none will be paid by the Company (which is equivalent to assuming that no individual investor will subscribe for Shares with an offering price of more than $20,000). The table entry for “Total Maximum with processing fee” under the column captioned “Proceeds to the Company” assumes to the contrary, for the sake of being conservative in the determination of proceeds to the Company, that the obligation to pay StartEngine Primary’s 7.5% cash commission will be borne entirely by the Company and not, in part, by the investors.

The Company expects to pay approximately $139,000 in other Offering expenses, not including commissions or state filing fees.

THE OFFERING AND SALE OF THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF CERTAIN STATES. THE SHARES ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH STATE LAWS. THE SHARES MAY BE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH STATE LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SHARES HAVE BEEN NEITHER APPROVED NOR DISAPPROVED BY THE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

The Company is an early-stage company. As of the date of this Offering Circular, no public market exists for the Shares, and no such public market may ever develop. If it does, it may not be sustained. Although we are considering whether to apply to list on a stock exchange or other trading platform, the Shares sold in this Offering (our Common Stock) is not currently traded on any exchange or on the over-the-counter market, and we can provide no assurance that it will ever be quoted on a stock exchange or a quotation service. We anticipate that proceeds from this Offering will be employed as outlined in the “Use of Proceeds” and “Description of Business” sections of this Offering Circular. For more information on the Shares, see “Securities Being Offered.”

These are speculative securities. Investing in them involves significant risks. You should invest in them only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 6.

This Offering Circular follows the offering circular disclosure format of Part II of Form 1-A.

Offering Circular Dated September 30, 2022

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Implications of being an Emerging Growth Company

As an issuer (1) that had less than $1.07 billion in total gross revenues during our last fiscal year and (2) that has neither (A) issued more than $1 billion on non-convertible debt in the past three years nor (B) become a “large accelerated filer,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). This qualification will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements analyzing how these elements compare with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements;

●	will be exempt from certain executive compensation disclosure provisions requiring a pay for performance graph and CEO pay ratio disclosure; and

●	may present only two years of financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations (or MD&A) disclosure.

We intend to take advantage of all these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act or until such earlier time, if any, as we no longer meet the definition of an emerging growth company. We would no longer be an emerging growth company if our revenues exceeded $1.07 billion; if we issued more than $1.0 billion in nonconvertible debt in a three-year period; or if the Company qualified as a “large accelerated filer” under the as defined in Rule 12b-2 of the Exchange Act.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART, AND ITS USE FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN THE SECURITIES IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

ADVICE OF FORWARD-LOOKING STATEMENTS

Certain statements in this Offering Circular constitute forward-looking statements. When used in this Offering Circular, the words “may,” “will,” “should,” “project,” “anticipate,” “believe,” “estimate,” “intend,” “expect,” “continue,” and similar expressions or the negatives thereof are generally intended to identify forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. Such statements, including the intended actions and performance objectives of the Company, involve known and unknown risks, uncertainties, and other important factors that could cause the actual results, performance, or achievements of the Company and its development of the Robot Cache Platform (as defined in the “Summary of Offering” section) to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. No representation or warranty is made as to future performance or such forward-looking statements. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions, or circumstances on which any such statement is based.

You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those that we anticipate and that are expressed or implied by the use of such forward-looking statements and, for many reasons, are subject to certain risks. All forward-looking statements in this Offering Circular speak only as of the date of this Offering Circular, based on information available to us (taking into consideration that certain information is unknown or not available to us) as of the date hereof. We assume no obligation, except as required by law, to update any forward-looking statement or information contained in this Offering Circular.

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ITEM 2.

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ITEM 3.

SUMMARY OF OFFERING

This Summary of Offering highlights information contained elsewhere in this Offering Circular and does not contain all of the information you should consider before investing in the Shares. Before making an investment decision, you should read the entire Offering Circular carefully, including the “Risk Factors” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the financial statements and the notes to the financial statements. An investment in the Shares presents substantial risks and you could lose all or substantially all of your investment.

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by its Users who validate blockchain transactions. The Robot Cache Platform development has been completed and, as of December 31, 2021, is in live “open beta” testing with over 39,000 current Users.

The Company is hereby offering for sale, on a “best efforts” basis, up to 25,000,000 Shares, subject to the conditions set forth in “Plan of Distribution” and “Securities Being Offered.” As of the date of this Offering Circular, there is no public market for the Company’s securities, and no such public market may ever develop. An investment in the Shares involves a high degree of risk. You should purchase Shares only if you can afford to lose your entire investment (see “Risk Factors” beginning on page 6 of this Offering Circular).

Offers and sales of the Shares will commence within two calendar days after the Qualification Date. The Company will offer the Shares for sale until the earliest of (i) the 180th day after the Qualification Date (though we may, in our sole discretion, extend this Offering one or more times), (ii) the date as of which all Shares offered by this Offering Circular have been sold and (iii) any such earlier time as we may determine in our sole discretion, regardless of the number of Shares sold and the amount of capital raised. The period during which the Company is offering Shares for sale is referred to in this Offering Circular as the “Offering Period.” During the Offering Period, unless the terms of this Offering are revised, the Company is offering for sale to investors, at $1.00 per Share, up to 25,000,000 Shares with an aggregate Offering Price of $25,000,000 (see “Plan of Distribution”). Unless the Offering Period is terminated earlier in accordance with this Offering Circular, this Offering will end on the date on which the Company has accepted subscriptions for 25,000,000 Shares. During the Offering Period (as it may be extended), investor funds, excluding any interest, will be promptly returned if subscriptions are rejected.

In addition to, and in conjunction with, the 25,000,000 Shares offered for sale to investors in this Offering by the Company, the Company is offering investors up to 2,500,000 Bonus Shares, in each case depending on, and determined on the basis of, a given investor’s investment level. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares’ issuance. See “Plan of Distribution” for further details.

The minimum purchase per investor is $1,000.00 (1,000 Shares). Additional purchases may be made in multiples of $500.00 (500 Shares). No investor will be entitled to a fractional Share. If the purchase price paid, divided by the Offering Price, results in a number of Shares that is not a whole number, the number of Shares to which the investor is entitled will be rounded down to the nearest whole number.

Tier 2 Reporting Requirements

As the Company is conducting this Offering pursuant to Regulation A Tier 2, the Company will be required to file annual, semiannual, and current reports with the Commission on an ongoing basis.

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RISK FACTORS

Investing in the Shares involves a high degree of risk and many uncertainties. You should carefully consider the risks described below along with all of the other information contained in this Offering Circular, including our financial statements and the related notes, before deciding whether to purchase the Shares. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occur, our business, results of operations and financial condition may suffer significantly. If and when our Common Stock is approved for quotation on a stock exchange or other trading platform, adverse events such as those described below could cause the trading price of the Shares to decline and could result in your losing all or part of your investment in the Shares. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Risks associated with the Company and its business model.

We depend on key personnel.

The ability of the Robot Cache Platform project team to maintain the competitive position of the Robot Cache Platform depends to a large degree on the services of the Company’s senior management team and managers. The loss or diminution in the services of members of the senior management team or an inability to attract, retain and maintain additional senior management personnel could have a material adverse effect on the Robot Cache Platform. Competition for personnel with relevant expertise is intense because of the small number of qualified individuals, and that competition may seriously affect the Company’s ability to retain its existing senior management and attract additional qualified senior management personnel, which could have a significant adverse impact on the Robot Cache Platform.

The Company may not successfully commercialize the Robot Cache Platform.

The initial version of the Robot Cache Platform has been completed and launched by the Company, and is undergoing its “open beta” testing phase, during which its technology will be subject to continual refinement to address customer feedback. The Company will continue to make changes to the specifications of the Robot Cache Platform for any number of legitimate reasons. The Robot Cache Platform may not meet purchaser expectations at the time of purchase. Furthermore, the software underlying the Robot Cache Platform could experience malfunctions or otherwise fail to be adequately maintained, which may negatively impact the value of the Shares.

Furthermore, if the Company is not successful in its efforts to demonstrate to Publishers and Users Robot Cache Platform’s utility and value, there may not be sufficient demand for Users to commence engaging in transactions in the Robot Cache Platform, and investors could lose some or all of their entire investment.

The business model for the Robot Cache Platform is still evolving and may change.

The structure of the Robot Cache Platform is still evolving and, depending on market conditions and other trends, may be subject to additional change, including, but not limited to, changes in the revenue sharing proportions to be split between the Company and Publishers. Potential investors should be prepared for the Robot Cache Platform to evolve differently from the description in this Offering Circular. The Company reserves the right, in its sole discretion, to modify how the Robot Cache Platform will operate in order to optimize its development.

Purchases of securities of startups, including the Company, involve a high degree of risk.

Financial and operating risks confronting startups are significant. The Company is not immune to those risks. The market in which the Company competes is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, general management and market acceptance, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise. The Robot Cache Platform represents a new business venture for the Company’s management team. Its past successes do not guarantee future outcomes or the Robot Cache Platform’s long-term success.

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The Company is entering a competitive industry with a clear market leader.

Valve Corporation (“Valve”), which operates a PC video game platform known as “Steam,” has a significant market share of the PC video game market. Valve or another competing platform (e.g., the Epic Games Store) could use the same technology and protocols that will underlie the Robot Cache Platform (by either directly or indirectly reverse-engineering) and could attempt to facilitate services materially similar to those of the Company. Valve or another competing platform could lower its prices to provide the same competitive pricing for Publishers as the Company or could develop a secondary market for PC video games, either of which may make competing with Valve or another platform difficult. Our competition with Valve and other competing platforms could lead to the Company’s being unable to become profitable.

Our ability to build brand awareness in a highly competitive market will significantly impact whether our application becomes successful.

We believe that developing and maintaining awareness of the Robot Cache Platform and brand in a cost-effective manner are critical to achieving widespread acceptance of our existing and future services and are important elements in attracting new Users. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Our efforts to build our brand will involve significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If our efforts to promote and maintain our brand are not successful, we may fail to attract enough new subscribers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

The Robot Cache Platform may not be widely adopted and may have limited Users.

The success of the Robot Cache Platform depends on obtaining, retaining and expanding our total User base and monetizing it by attracting Users. We must convince prospective Users of the benefits of our service and keep them convinced of the value of our service. If we cannot attract and maintain a sufficient number of ongoing Users, the Robot Cache Platform may not be financially successful. It is possible that the Robot Cache Platform will not be used by a large number of Users, which would negatively impact its development and therefore the potential value of the Shares.

The Company’s use of “open source” software could subject the Company to possible litigation.

A portion of the Robot Cache Platform incorporates so-called “open source” software, which is generally licensed by its authors or other third parties. If the Company fails to comply with the licenses’ terms, it may become subject to specified conditions, including requirements that it offer its solutions that incorporate the open source software for no cost, that it make available source code for modifications or derivative works it creates based upon, incorporating or using the open source software, and that it license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes open source software the Company uses were to allege that the Company had not complied with the conditions of one or more of these licenses, the Company could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, including being enjoined from the sale of its solutions that contain the open source software. The Company could be subject to suits by parties claiming ownership of what it believes to be open source software. Litigation could be costly for the Company to defend and could have a negative effect on its operating results and financial condition, requiring it to devote additional research and development resources to change its solutions.

The Robot Cache Platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches.

The Robot Cache Platform’s structural foundation, the open source protocol, the software application and other interfaces or applications built upon the Robot Cache Platform could be subject to malicious cyberattacks. Because the Company cannot ensure that the Robot Cache Platform will be uninterrupted or fully secure at all times, Publishers or Users may be unwilling to access, adopt and utilize it.

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If the Robot Cache Platform’s security is compromised or if it is subjected to attacks that frustrate or thwart Publishers’ or Users’ ability to access it or its products and services, Users may cut back on it or stop using it, and Publishers may stop publishing PC video games on it, altogether, which could seriously curtail interest in it and cause a decline in the market price, if any, of the Shares.

While the Company intends to take all steps that are commercially reasonable and customary to prevent or mitigate the impact of cyberattacks on its systems, the Company cannot guarantee that it will be successful.

Failure to comply with federal, state and international privacy and data security laws and regulations, or the expansion of current or the enactment of new privacy and data security laws or regulations, could adversely affect the Company’s business.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. Internationally, the European Union’s new General Data Protection Regulation (“GDPR”) went into effect in May 2018; similarly, the California Consumer Privacy Act (“CCPA”) went into effect in June 2018. Existing and prospective laws and regulations related to privacy and data security are evolving and our subject to potentially differing interpretations. Several online companies have incurred penalties for failing to comply with their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by the Company to comply with any data-related consent orders, or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles, including the GDPR and the CCPA, could result in claims, proceedings or actions against the Company by governmental entities or others or other liabilities, any of which could adversely affect the Company’s business.

The Company’s intellectual property rights could be unenforceable or ineffective, and the Company could be subject to claims for intellectual property infringement.

One of the Company’s most valuable assets is its intellectual property. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with the Company’s ability to make, use, develop, sell, or market all or portions of its technology, which would make it more difficult for the Company to operate its business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property that competes with the Company’s intellectual property or technology, thereby requiring the Company to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in the Company’s having to significantly increase development efforts and resources to redesign the Robot Cache Platform in order to safeguard the Company’s competitive edge against competitors in the same industry. There is a risk that the Company’s means of protecting its intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect the Company’s business or reputation, financial condition, and/or operating results.

From time to time, the Company may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge the Company to enter into licensing arrangements. In addition, if the Company is determined to have infringed upon a third party’s intellectual property rights, the Company may be required to cease operating its technology, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the Company’s technology. The Company may also need to file lawsuits to protect its intellectual property rights from infringement from third parties, which could be expensive, and time-consuming; and could distract management’s attention from its core operations.

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The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks would have a materially adverse effect on the successful commercialization and adoption of the Robot Cache Platform.

A portion of the Robot Cache Platform uses blockchain technology for its digital rights management (“DRM”) system and for copy protection. The growth of the blockchain industry, in general, as well as the growth of blockchain networks on which the Robot Cache Platform may rely, is subject to a degree of uncertainty. Factors that affect the development of blockchain networks, include, but are not limited to:

●	worldwide growth in the adoption and use of blockchain technologies;

●	government and quasi-government regulation of blockchain assets and their use and operation of, or restrictions on or regulation of access to, blockchain networks or similar systems;

●	the maintenance and development of the open-source software protocol of blockchain networks;

●	changes in consumer demographics and public tastes and preferences; and

●	general economic conditions and the regulatory environment relating to blockchain.

Unfavorable developments regarding any of the above factors could adversely affect the Company’s business. While the Company has established a mitigation plan to implement a proprietary DRM system, if necessary, there can be no assurances that any such developments will not have substantial adverse impact on the Company’s business.

The prospective regulatory landscape governing blockchain technologies is uncertain. Although the Company uses blockchain technology for the sole purpose of protecting Publishers’ digital assets (i.e., copy-protection and DRM), developments in regulations in the United States or in other jurisdictions may alter the nature of the Company’s business, or restrict the use of blockchain assets or the operation of a blockchain network upon which the Company may rely, in a manner that adversely affects the Company’s business.

The regulation of blockchain technology in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes, which may have an adverse impact on the Robot Cache Platform. The regulatory status of blockchain remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level are difficult to predict and may adversely impact the blockchain technology underlying the Robot Cache Platform.

As blockchain technology has grown in popularity and market size, U.S. legislators and regulators have begun to develop laws and regulations and have, at times, released interpretive guidance governing the blockchain industry. Future actions by legislators and/or regulators that impose restrictions or limitations on blockchain technology could decrease or eliminate the value of the functionality achieved on the Robot Cache Platform.

Various foreign jurisdictions may adopt laws, regulations, or directives that address blockchain technology. Any such laws, regulations, or directives may (i) conflict with those of the United States, (ii) negatively impact the acceptance of blockchain networks inside and outside the United States, or (iii) otherwise negatively affect the functionality and value of the Robot Cache Platform. These changes or new laws, regulations or directives, if any, are impossible to predict, but any such change could be substantial and adverse to the functionality and value of the Robot Cache Platform.

Users could bring a claim against the Company that all of the cryptocurrency that is mined should belong to the users instead of 15% going to the Company.

The Company offers users the ability to “opt in” to a mining pool which validates transactions for third-party digital assets. Once a mining pool has validated a blockchain transaction, each user in the mining pool is rewarded with a cryptocurrency. In exchange for their mining activities, the Company credits back to the users in the pool 85% of the mining awards received by the Company (as store credit, in the form of “IRON”), and retains the remaining 15% of the mining awards. It is possible users in the mining pool could commence a legal action against the Company for the 15% of the mining awards retained by the Company. Even if such a case were found to be without merit, resolving the case would consume Company resources in the form of time and money for litigation expenses.

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The Company may hold cryptocurrencies for up to a month in connection with its giving users the ability to mine for digital currency to purchase games. Since many cryptocurrencies are extremely volatile, it is possible that holding the cryptocurrencies could result in a loss for the Company.

As noted above, the Company offers its users the ability to “opt in” to a mining pool which validates transactions for third-party digital assets. Our users contribute computational power and mathematical solutions via their computer. Each user earns IRON based on how much the user contributes to the mining pool. For example, if a mining pool validates a blockchain transaction on the Ethereum blockchain, the Company is paid in cryptocurrency and each user in the mining pool would receive a pro rata portion, in IRON, of 85% of the resulting Ether, to be based on the amount of computational power the individual user has contributed. The Company holds onto the cryptocurrency that was mined until the end of every calendar month, at which time the Company exchanges the cryptocurrency for fiat currency through Coinbase, the Company’s custodian.

The prices of cryptocurrencies are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company. The prices of blockchain assets such as Bitcoin and Ether have historically been subject to dramatic fluctuations and are highly volatile. The volatility and unpredictability of the price of cryptocurrencies relative to fiat and other currency may result in loss to the Company over a short period of time. It is possible that during the time the Company holds the cryptocurrency, the value of the cryptocurrency will go down, resulting in the Company experiencing a loss.

The continuing COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

The global outbreak of the novel strain of the coronavirus known as COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic is unclear at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments or their impact on our financial results and condition. Thus far, the pandemic has not had a material adverse effect on our business, financial condition and results of operations. Nonetheless, risks, or the public perception of risks, related to the pandemic could yet affect our business adversely. Any such risks could also adversely affect our Users’ financial wherewithal, resulting in reduced spending on the Robot Cache Platform.

Our Certificate of Incorporation includes a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our Certificate of Incorporation requires that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is to be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company’s by-laws or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Certificate of Incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our Certificate of Incorporation, a court could rule that such a provision is inapplicable or unenforceable.

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Risks associated with this Offering and the Shares

There is no direct correlation between the Offering Price of the Shares and the Company’s asset value, net worth, earnings, or any other established criteria of value.

The Offering Price of $1.00 per Share has been determined by the management of the Company and bears no direct relationship to the Company’s asset value, net worth, earnings or any other established criteria of value. Therefore, the price of the Shares is not necessarily indicative of the price (if any) at which the Shares may be traded following the consummation of this Offering. Investors purchasing Shares under the incorrect assumption of a direct correlation between Company value and the price at which the Shares are being offered for sale may be assuming more risk than intended and must clearly understand that they can lose all or any part of their investment.

There is no public market for the Shares.

Currently, there is no public market for the Shares, and no assurance can be given that any such public market will ever develop or be sustained in the future. As a result, prospective investors should be prepared to hold the Shares for an indefinite period.

No independent valuation of the Company has been performed in determining the terms of this Offering, and the Offering Price has been determined arbitrarily by the Company and bears no necessary relationship to the Company’s assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

No independent valuation of the Company has been performed in determining the terms of this Offering. The Company has determined the Offering Price arbitrarily and, therefore, the Offering Price does not necessarily bear any relationship to the Company’s assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. The Offering Price is substantially higher than the net tangible book value per Share immediately before the commencement of this Offering; and even if the Company achieves an inflow of $25,000,000 in capital, in the aggregate, if this Offering is fully subscribed, the net tangible book value per Share, on a fully diluted basis, immediately after the conclusion of this Offering will still be less than the portion of the Offering Price attributable to a single Share. The Offering Price does not reflect market forces, and it should not be regarded as an indicator of any future market price of the Shares and the Warrant underlying each Unit.

An investor’s ownership interest could be significantly diluted.

An investor’s ownership interest in the Company may be subject to future dilution. The Company may, and most likely will, need to raise additional capital in the future. In connection with raising such capital, the Company may issue additional Shares or other securities, which may include preferred stock that has liquidation, dividend, voting or other preferential rights that are senior to the rights of the Shares. The Company also may enter into strategic partnerships or acquisitions in the future in connection with which it may need to issue additional Shares or other securities, and it may issue additional Shares, options to purchase Shares, or other securities, to existing or future officers, directors, employees and consultants as compensation or incentives. As a result of the foregoing, a purchaser of Shares in this Offering could find its interest in the Company diluted in the future through a decrease in the purchaser’s relative percentage ownership of the Company.

Voting control is in the hands of a few large stockholders.

Voting control of the Company is concentrated in the hands of a small number of stockholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to the Company’s governance documents, expanding any employee equity or option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. See “Securities Being Offered”. These few stockholders will make all major decisions regarding the Company. As a minority stockholder, you will not have a say in these decisions.

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The Company may sell Shares concurrently to certain investors on more favorable terms.

Certain investors may negotiate alternative terms for the purchase of Shares (which in this Offering are being offered only as components of the Shares). The Company is under no obligation to amend and restate any particular stock purchase agreement, subscription agreement, or other selling document based on subsequent agreements executed with the Company on different terms or to notify investors of any alternative terms, including any that may be more favorable for certain investors.

ITEM 4.

DILUTION

Dilution (also known as stock or equity dilution) occurs when a company issues new stock which results in a decrease of an existing stockholder’s ownership percentage of that company. Stock dilution can also occur when holders of stock options, such as company employees, or holders of other optionable securities exercise their options. When the number of shares outstanding increases, each existing stockholder owns a smaller, or diluted, percentage of the company. Share dilution may happen anytime a company needs additional capital and issues equity securities to obtain such additional capital. Future sales of substantial amounts of our Common Stock in the public market could adversely affect the Shares’ then-prevailing market prices (if any), as well as our ability to raise equity capital in the future.

Dilution can also occur when a company issues equity as a result of an arbitrary determination of the offering price of the shares being offered. In the case of this Offering, because there is no established public market for the Shares, the Offering Price and other terms and conditions relating to the Shares have been determined by the Company arbitrarily and do not bear any necessary relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent third party has been consulted concerning the Offering Price or its fairness to investors. To whatever extent the issuance of Shares sold to investors in this Offering may be dilutive of the interests of existing Robot Cache stockholders, any such dilutive effect may be magnified by the issuance of Bonus Shares, for which the Company will receive no additional consideration. Because the Company is unable to reasonably estimate how many investors will qualify for Bonus Shares in this Offering or the number of Bonus Shares likely to be issued to those investors that do in fact qualify, the Company is also unable to accurately assess the potential dilutive effect of any such issuance.

From time to time after the termination of this Offering, we may issue additional Shares to raise additional capital for the Company. Any such issuances may result in dilution of then existing stockholders, including investors in this Offering. If in the future the number of Shares outstanding increases, each existing stockholder will own a smaller, or diluted, percentage of the Company, which, depending on the amount of capital raised by the issuance of the additional Shares, could render the Shares then held by stockholders less valuable than before the new issuance. Dilution may also reduce the value of existing Shares by reducing the Common Stock’s earnings per Share. There is no guarantee that dilution of Common Stock will not occur in the future.

The Company recently adopted an Equity Incentive Plan under which 2,000,000 Shares are required to be reserved for issuance under such Equity Incentive Plan and the right to purchase Shares may be granted to current and future employees as exercisable stock options. Additionally, the Company recently approved the provision of options to purchase an aggregate of 750,000 Shares to employees of the Company as options with a strike price of $0.21, which is significantly lower than the Offering Price.

As noted under “Description of Business,” the Company has contemplated entering into exchange agreements with certain advisors that, as of the date of this Offering Circular, have rights to be issued tokens of the Company as compensation for past advisory services. Under the proposed exchange agreements, on the terms being considered by the Company, the advisors would be entitled to exchange their token-issuance rights for as many as 710,118 Shares in the aggregate. Such exchanges, if effected by all advisors holding token-issuance rights as of the date of this Offering Circular, would increase the number of outstanding Shares from 193,139,318 (as of the date of this Offering Circular) to 193,849,436. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with these advisors, but it anticipates that it would not execute any such agreements before the date that is at least six months after the termination of this Offering.

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ITEM 5.

PLAN OF DISTRIBUTION

General

This Offering Circular is part of an Offering Statement that we have filed with the Commission, using a continuous offering process. Periodically, if we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular, the related exhibits filed with the Offering Statement, and any Offering Circular supplement, together with additional information contained in the annual reports, semi-annual reports and other reports and information statements that we will file periodically with the Commission.

The Company is offering for sale to investors, up to 25,000,000 Shares. In addition to, and in conjunction with, the 25,000,000 Shares offered for sale, the Company is offering, on the conditions set forth in this Offering Circular, up to 2,500,000 Bonus Shares, in each case depending on, and determined on the basis of, a given investor’s investment level. No additional consideration will be received by the Company for its issuance of Bonus Shares, and it will absorb all costs of the Bonus Shares’ issuance. This Offering, which is not subject to the sale of any minimum number of Shares, is being conducted on a “best efforts” basis through StartEngine Primary and is not conditioned on the sale of any minimum number of Shares. No Company officer or director who introduces friends, family members and business acquaintances to any selling agent in this Offering will receive commissions or any other remuneration from any such sales. If investors purchase all of the Shares that we are offering for sale, our gross proceeds will be $25,000,000.

Offers and sales of the Shares will commence within two calendar days after the Qualification Date. This Offering will be made in the United States in as many as all fifty (50) states. It will end on the earliest of (i) the 180th day after the Qualification Date (though we may, in our sole discretion, extend this Offering one or more times), (ii) the date as of which all Shares offered by this Offering Circular have been sold and (iii) any such earlier time as we may determine in our sole discretion, regardless of the number of Shares sold and the amount of capital raised. The Company has the right to terminate this Offering at any time, regardless of the number of Shares that have been sold.

Once Shares are subscribed for, subscription funds will become available to us and may be transferred by the Company directly from our administrative account into our operating account for use as described in “Use of Proceeds” as set forth herein. Once subscriptions are accepted during the Offering Period, subscribers have no right to a return of their funds and could lose their entire investment. If the Company should file for bankruptcy protection or a petition for insolvency bankruptcy is filed by creditors against the Company, investor funds may become part of the bankruptcy estate and administered according to the bankruptcy laws.

As of the date of this Offering Circular, the Company is a party to a posting agreement with StartEngine Primary. Under that agreement, StartEngine Primary will receive a cash commission equal to 7.5% of the aggregate Offering Price of all Shares sold to investors in this Offering. The cash commission, which is potentially $1,875,000, will in turn be broken out between (i) a 4.0% distribution fee, to be paid entirely by the Company, and (ii) a 3.5% processing fee, to be paid (A) by each investor, up to a maximum of $700 per investor, on the first $20,000 of the investor’s Share purchase and (B) by the Company on that portion, if any, of the investor’s purchase that exceeds $20,000.

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Under the posting agreement with StartEngine Primary, the Company has paid StartEngine Primary a $15,000 advance fee for out-of-pocket accountable expenses anticipated, before commencement of this Offering, to be incurred by StartEngine Primary, which will return to the Company any unused portion of the advance fee corresponding to expenses that StartEngine Primary does not actually incur. We may be required to indemnify StartEngine Primary and possibly other parties with respect to disclosures made in this Offering Circular. Any other fees that we may pay to StartEngine Primary or other third parties will not be commissions or considered as underwriting compensation. We reserve the right to enter into posting agreements with equity crowdfunding firms not associated with FINRA member firms in connection with this Offering, for which we may pay non-contingent fees as compensation.

On September 28, 2022, the Company entered into a Loan Agreement with StartEngine Primary. The agreement provides that StartEngine Primary will lend the Company up to $100,000 to secure marketing placements before commencement of the Offering. With certain exceptions related to ensuring compliance with applicable tax law, the interest rate of any loans made under the agreement will be 0%.

Bonus Shares for High-Volume Purchases

Certain investors in this Offering are eligible for “volume perks,” representing the right to receive Bonus Shares, if the investors satisfy the volume-related purchase criteria set forth below. All such investors will receive, as part of their investments, Bonus Shares in addition to the Shares purchased for cash. The number of volume-related Bonus Shares will be a percentage of the Shares actually purchased in this Offering, and could be as high as 10%, depending upon qualification (if at all) in one of the volume-related eligibility categories described below.

A Share purchase of at least $5,000, but less than $10,000:

●	5% bonus shares

A Share purchase of at least $10,000, but less than $20,000:

●	7% bonus shares

A Share purchase of at least $20,000:

●	10% bonus shares

By way of illustration only, (i) a purchase of Shares for $5,000 would net an investor 5,250 Shares, 250 of which would be Bonus Shares, (ii) a purchase of Shares for $10,000 would net the investor 10,700 Shares, 700 of which would be Bonus Shares, and (iii) a purchase of Shares for $20,000 would net an investor 22,000 Shares, 2,000 of which would be Bonus Shares.

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The award of Bonus Shares effectively gives qualifying investors a discount on the Shares they purchase in this Offering. Investors entitled to receive Bonus Shares would effectively be paying not $1.00 for each Share, but the following per-Share prices (approximately), depending on the percentage of qualifying Bonus Shares.

Bonus Shares Percentage	Approximate Effective Price per Share	Approximate Effective Discount
5%	$0.952	$0.048
7%	$0.935	$0.065
10%	$0.909	$0.091

By way of illustration only, an investor that purchased 30,000 Shares would qualify for a Bonus Shares percentage of 10%. Purchase of 30,000 Shares in this Offering for $30,000 (i.e., $1.00 per Share) would entitle that investor to 3,000 Bonus Shares, for a total of 33,000 Shares. The effective per-Share price of the 33,000 Shares would be approximately $0.909 (i.e., $30,000 ÷ 33,000).

Notwithstanding any effective discount on the price per Share as a consequence of an investor’s qualifying for Bonus Shares, StartEngine Primary’s 3.5% processing fee will be assessed on the full Share price of $1.00 (though only with respect to the purchased Shares, not with respect to any Bonus Shares). In the example set forth in the immediately preceding paragraph (i.e., the purchase of 30,000 Shares for $30,000), the processing fee would be $1,050. As noted above in this “Plan of Distribution,” the investor would be obligated to pay StartEngine Primary no more than $700 of the $1,050 processing fee. The Company would be responsible for paying StartEngine Primary the remaining $350.

Before investing, investors should consult with tax professionals to fully understand the tax implications, if any, of receiving Bonus Shares.

Other Terms

StartEngine Primary has also agreed to perform the following services in exchange for the compensation discussed above:

●	design, build, and create the Company’s campaign page,

●	provide the Company with a dedicated account manager and marketing consulting services,

●	provide a form of standard subscription agreement, for use by the Company at its option; and

●	coordinate money transfers to the Company in connection with this Offering.

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At the time of each investor’s subscription for Shares, StartEngine Primary will charge the investor a processing fee equal to 3.5% of the subscription price, equivalent to $0.035 per share. The processing fee will be nonrefundable, unless the Company raises no funds in this Offering.

Subscription Procedures

In order to subscribe to purchase the Shares, a prospective investor must complete, sign and deliver to the Company a subscription agreement (in the form attached as Exhibit 4.1 to the Offering Statement) and either mail or wire funds for the related subscription amount (payable to Robot Cache US Inc.) in accordance with the subscription agreement’s instructions.

The Company reserves the right to reject any investor’s subscription in whole or in part for any reason or no reason. If any prospective investor’s subscription is rejected, all funds received from that investor will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we may use additional advertising, sales and other promotional materials in connection with this Offering. Such materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although any such materials will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Shares, such materials may not give a complete understanding of this Offering, the Company or the Shares and are not to be considered part of this Offering Circular. This Offering is made ONLY by means of this Offering Circular, and prospective investors must read and rely only on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

Investment Limitations

Generally, no sale may be made to a natural person in this Offering if the aggregate purchase price paid is more than 10% of the greater of that person’s annual income or net worth (or, in the case of an investor that is not a natural person, if the aggregate purchase price paid is more than 10% of the greater of that person’s revenues or net assets for its most recently completed fiscal year end). Investors must answer certain questions to determine compliance with the investment limitation set forth in Rule 251(d)(2)(i)(C) of Regulation A under the Securities Act.

Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to visit www.investor.gov.

The above noted investment limitation does not apply to “accredited investors,” as that term is defined in Rule 501 under the Securities Act.

A natural person is an accredited investor if he/she meets one of the following criteria:

●	his or her individual net worth, or joint net worth with the investor’s spouse or spousal equivalent, excluding the “net value” of his or her primary residence, at the time of this purchase exceeds $1,000,000 and he or she has no reason to believe that that net worth will not remain in excess of $1,000,000 for the foreseeable future, with “net value” for such purposes being the fair value of the investor’s residence less any mortgage indebtedness or other obligation secured by the residence, but subtracting such indebtedness or obligation only if it is a liability already considered in calculating net worth[1];

[1]	For the purposes of calculating “joint net worth” in the bullet-point paragraph above, joint net worth can be the aggregate net worth of the investor and spouse or spousal equivalent. Assets need not be held jointly to be included in the calculation. Reliance on the joint net worth standard above does not require that the securities be purchased jointly.

●	he or she has individual annual income in excess of $200,000 in each of the two most recent years, or joint annual income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year; or

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●	he or she holds in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

A business entity or other organization is an accredited investor if it is any of the following:

●	a corporation, limited liability company, exempt organization described in Section 501(c)(3) of the Internal Revenue Code, business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

●	an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

●	a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, and whose decision to purchase such securities is directed by a “sophisticated person” as described in Rule 506(b)(2)(ii) of Regulation D under the Securities Act;

●	certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, registered investment companies, registered investment advisers; investment advisers relying on certain registration exemptions, and “rural business investment companies”;

●	any private “business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 (the “Advisers Act”);

●	any family office as defined in Rule 202(a)(11)(G)-1 under the Advisers Act with assets under management in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment (any such family office, “Family Office”);

●	any family client, as defined in Rule 202(a)(11)(G)-1 under the Advisers Act, of a Family Office and whose prospective investment in the issuer is directed by such Family Office;

●	any entity, of a type not listed above, which was not formed for the specific purpose of acquiring the securities offered, and which owns investments in excess of $5,000,000; or

●	any entity in which all of the equity owners are accredited investors.

Under Rule 251 of Regulation A, an investor that is neither an accredited investor nor a natural person may invest funds only to the extent that the investment amount does not exceed 10% of the greater of the purchaser’s revenue or net assets for the purchaser’s most recently completed fiscal year end. A natural person that is not an accredited investor may invest funds only to the extent that the investment amount does not exceed 10% of the greater of the purchaser’s annual income or net worth.

NOTE: A natural person’s net worth is defined as the difference between total assets and total liabilities. The calculation must exclude the value of the person’s primary residence and may exclude any indebtedness secured by that residence (up to an amount equal to its value). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

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As described above, in order to purchase Shares and before the Company may accept any funds from an investor, the investor will be required to represent, to the Company’s satisfaction, that he, she, or it is either an accredited investor or is in compliance with the investment limitation described in the second preceding paragraph.

The Company, subject to compliance with Rule 255 under the Securities Act and corresponding state regulations, is permitted to generally solicit investors by using advertising mediums, such as print, radio, television and the Internet. We have plans to solicit investors using the Internet through a variety of existing Internet advertising mechanisms, such as search-based advertising, search engine optimization and our website. We will offer the Shares (i) as permitted by Rule 251(d)(1)(ii), whereby offers may be made after an offering statement is filed with the Commission but before it is qualified, provided that any written offers are made by means of a preliminary offering circular that complies with Rule 254 and (ii) as permitted by Rule 251(d)(1)(iii), whereby offers may be made after the Commission qualifies the offering statement, provided that any written offers are accompanied with or preceded by the most recent offering circular filed with the Commission.

No sales will be made to any investor before the Offering Statement has been qualified by the Commission and a final offering circular related to the Offering Statement has been made available to that investor.

Before accepting investment funds or subscription agreements, we will determine the states in which the prospective investors reside. Subject to the Company’s right to reject any investor’s subscription in whole or in part for any reason or no reason, we will process investments on a first-come, first-served basis, up to the maximum aggregate Offering Price of $25,000,000.

No Selling Stockholders

No securities are being sold for the account of the Company’s stockholders. All net proceeds of this Offering will go to the Company.

ITEM 6.
USE OF PROCEEDS

We are offering for sale up to 25,000,000 Shares, subject to the conditions set forth in “Securities Being Offered,” each Share having a fixed price of $1.00. The Company is not conditioning this Offering on the sale of any minimum number of Shares, meaning that we will retain the proceeds from the sale of any of the offered Shares. This Offering is being conducted on a “best efforts” basis by StartEngine Crowdfunding, through StartEngine Primary. (See “Plan of Distribution.”)

Sales of the Shares will commence within two calendar days after the Qualification Date. This Offering will end on the earliest of (i) the 180th day after the Qualification Date (though we may, in our sole discretion, extend this Offering one or more times), (ii) the date as of which all Shares offered by this Offering Circular have been sold and (iii) any such earlier time as we may determine in our sole discretion, regardless of the number of Shares sold and the amount of capital raised. If all of the Shares offered for sale are purchased, our gross proceeds will be $25,000,000. The following table illustrates the Company’s estimated application of proceeds if it sells all 25,000,000 Shares offered for sale during the Offering Period. As a point of comparison, we have added a column that assumes the sale of 25,000,000 Shares offered for sale during the Offering Period.

During the course of the Offering, the Company may issue Bonus Shares as described under “Plan of Distribution.” The issuance of Bonus Shares does not affect the potential proceeds that may be received by the Company.

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Please see the table below for a summary of the Company’s intended use of proceeds from this Offering:

	$10,000,000 Comparative	% Allocation $10,000,000	$25,000,000 Maximum	% Allocation $25,000,000

Content Acquisition (securing rights to games - fully recoupable)	$2,730,000	27.30%	$8,680,000	34.72%
Ongoing Product Development	$1,400,000	14.00%	$1,400,000	5.60%
Corporate Acquisitions	$4,850,000	48.50%	$12,775,000	51.10%
Working Capital (SG&A/Personnel/Operations)	$0	0.00%	0	0.00%

Sub Totals	$8,980,000	89.80%	$22,855,000	91.42%

Offering Expenses (Cash Component)
Broker Commissions (and expenses)	$765,000	7.65%	$1,890,000	7.56%
Legal Fees	$65,000	0.65%	$65,000	0.26%
Accounting and audit fees	$65,000	0.65%	$65,000	0.26%
EDGAR fees	$5,000	0.05%	$5,000	0.02%
“Blue sky” compliance fees and expenses	$20,000	0.20%	$20,000	0.08%
Marketing expenses	$100,000	1.00%	$100,000	0.40%
Totals	$10,000,000		$25,000,000

The table above is intended to provide an overview of the contemplated application (or use) of proceeds over time (approximately 48 months) as a function of the success of this Offering’s capital raise.

If we assume a capital raise of $10,000,000, representing 40% of the maximum offering amount, the net proceeds of this Offering would be approximately $8,980,000 after subtracting estimated offering costs of $765,000 to StartEngine Primary (representing $750,000 as its cash commission and $15,000 for reimbursement of its estimated expenses), $100,000 in marketing expenses, $65,000 in legal fees, $65,000 in accounting and audit fees, $5,000 in EDGARization fees, and $20,000 in “blue sky” compliance fees and expenses. We believe the following is achievable if investors subscribe for Shares with an aggregate sale price of at least $10,000,000:

●	Registered Users. Our current key performance indicators (“KPIs”) reveal, on the basis of our promotional giveaways for games, that our average cost for acquiring a Registered User (defined as a User who has created a free account on the Robot Cache Platform) is $0.50, which is not materially different from the same figure in 2020. On the basis of this data, we believe that raising at least $10,000,000 in this Offering would enable the Company to acquire at least 1,000,000 additional Registered Users. (As of December 31, 2021, we had 39,000 Registered Users.) In addition, because of the gamification aspects built into the Robot Cache Platform, we expect our User base to grow organically as more people become aware of the platform’s unique features and its offerings. We currently project having approximately 4,000,000 Registered Users one year after the date of this Offering Circular (i.e., in 2023), 12,000,000 Registered Users one year later (i.e., in 2024), and 18,000,000 Registered Users in the year after that (i.e., in 2025). This projected growth is anticipated to be due primarily to our hardware partners in the cable TV set-top box industry as well as media and hardware partners that we have signed up and the traffic that we anticipate that they will bring us. The current conversion rate for first time “new user visits” to new accounts created is approximately 9%, which is, in our opinion, strong. However, in our modeling of future growth, in the interests of keeping our projections conservative, we have assumed a User conversion rate of 15%.

●	Revenues. With regard to revenues, our “Average Revenue Per Paying User” (ARPPU) over the three-month period ending on December 31, 2021 is $7.30. Our “Average Revenue Per User” (ARPU) for the same period is $0.95 per month. We expect both averages (ARPPU and ARPU) to increase as we formally announce our global worldwide launch, with the accompanying press.

●	Miners. We are experiencing similarly strong metrics with regard to our “miners” (also known as blockchain transaction validators). We are seeing an “Average Revenue Per Miner” (“ARPM”) of $2.34 over the three-month period ending on December 31, 2020 and an ARPM of $2.39 over the three-month period ending on December 31, 2021. These are marked increases from the ARPM of $0.63 (over the three-month period ending on March 31, 2020), when the Company beta program started early in the first calendar quarter of 2020. The increases are due primarily to the fact that we had originally supported only a few algorithms; but over time, we have added more and have highly optimized our software code to make it more efficient. We expect the long-term trend to continue to be upward, which will benefit our Registered Users and enable them to use their store currency to purchase even more games. To our knowledge, no other company offers such a feature for a PC distribution platform. On the basis of our current metrics, expanding to 1,000,000 miners per month would result in approximately $2,390,000 in top line revenue per month, and expanding to 2,500,000 miners per month would result in approximately $5,975,000 in top line revenue per month. Revenues are converted from Ether (ETH) to BTC and U.S. dollars on a monthly basis. To date, our beta Users have enabled their PCs to validate over one million hours of blockchain transactions.

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●	Development. With regard to development, we anticipate adding features that we expect will increase our user base, as well as providing an affiliate marketing program to social media influencers and others, which would enable them to participate in our revenue stream. We also intend to continue to improve the site, thereby increasing the rewards to our Users (on the basis of their videogame-playing and -purchasing behavior and activity) with discounts, consumable virtual items and other various incentives.
●	Human Resources. While we do intend to increase our store operations personnel, platforms on the scale of the Robot Cache Platform are built in such a way that they do not need a large amount of personnel, as nearly all of the functions, such as accepting payments and game distribution, as well as the uploading and processing of video game content and assets, are all built into the self-serve platform. As a result, we anticipate employing no more than 20 people to operate our store and maintain sales promotions, account management and Publisher outreach programs.

Assuming a maximum raise of $25,000,000, the net proceeds of this Offering would be approximately $22,855,000 after subtracting estimated offering costs of $1,890,000 to StartEngine Primary (representing $1,875,000 as its cash commission as its cash commission and $15,000 for reimbursement of its estimated expenses), $100,000 in marketing expenses, $65,000 in legal fees, $65,000 in accounting and audit fees, $5,000 in EDGARization fees, and $20,000 in “blue sky” compliance fees and expenses. The Company believes that the following is achievable if this Offering is fully subscribed and we raise $25,000,000:

●	Registered Users. As mentioned above, our current KPIs indicate that our average cost for acquiring a User is $0.50.
●	Revenues. As noted above, with regard to revenues, our current ARPPU over the three months ending December 31, 2021 is $19.34, and our average revenue per User (ARPU) for the same period is $0.91 per month. We expect the averages to increase as we formally announce our global worldwide launch, with the accompanying press.
●	Miners. Also, as noted above, our ARPM over the three-month period ending on December 31, 2021 is $2.76. On the basis of our current metrics, expanding to 1,000,000 miners per month would result in approximately $1,420,000 in top line revenue per month, and expanding to 2,500,000 miners per month would result in approximately $3,550,000 in top line revenue per month.
●	Development. If the Company is successful in selling all the Shares offered for sale in this Offering, it will add more features and a more ambitious affiliate marketing program.
●	Human Resources. The Company expects its human resources expenditures will be largely the same; but if we succeed in raising $25,000,000, we intend to accelerate our head count by an additional 8-10 individuals to further accelerate our marketing and user acquisition efforts.

The Company reserves the right to change the above use of proceeds.

ITEM 7.

DESCRIPTION OF BUSINESS

Overview of the Company

Robot Cache US Inc. is a Delaware corporation formed on January 16, 2018. The business was originally operated through Robot Cache S.L., a Spanish limited liability company (“Robot Cache S.L.”), which is now Robot Cache US Inc.’s wholly owned subsidiary. Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and Robot Cache S.L. as a business unit. The Company has developed software to create a personal computer (“PC”) video game distribution platform that permits the distribution of digital PC video game licenses from PC video game publishers (“Publishers”) to persons who play PC video games (“gamers” or “Users”), as well as sales of those licenses from one User to another. The software platform on its e-commerce website offers an “ecosystem” in which visitors may, among other things, purchase PC video game licenses (the “Robot Cache Platform”), play PC video games with friends, and earn virtual game tokens by using their computers to validate blockchain transactions. The Company aims to generate revenues through advertising revenue and through commissions received on games purchased within the Robot Cache Platform, keeping a portion of the revenue generated by its Users who validate blockchain transactions. The Robot Cache Platform development has been completed and, as of December 31, 2021, is in live “open beta” testing with over 39,000 current Users.

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The Robot Cache Platform?

The Robot Cache Platform is intended to serve as a PC video game ecosystem that works to the advantage of all of its participants, by enabling Users to purchase digital copies of video games and to list them for sale. It represents, in the Company’s opinion, true disruption in a space that has not changed materially in over 15 years. Our economic model should be favorable to game makers, whose revenues under the Robot Cache Platform will, we believe, exceed their previous revenues under other current game publishing and distribution platforms. At the same time, the Robot Cache Platform gives Users the ability to benefit through game resales, gamification, and the option to use their PCs to earn digital “in-game” currency called “IRON.” Although it will be subject to change based on feedback from Publishers and Users and market conditions, the Robot Cache Platform, in our opinion, improves on existing PC video game ecosystems in the following ways:

●	Decreased Publisher Distribution Fees. As currently contemplated (and as explained in greater detail under “Sources of Revenue” below), Publishers will receive a blended royalty rate of at least 83% (and, with respect to games released at the same time as other platforms, a blended royalty rate of up to 91%, because of a 95% royalty rate for the first 90 days of the games’ distribution) of all distribution fees paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of PC video game licenses, and the Company will receive 5% of such fees. We believe that this increased revenue for Publishers entices them to distribute more PC video game licenses through the Robot Cache Platform.

●	Ability to “Sell” Games. Users will have the option to list their video games for sale (i.e., terminate their video game licenses) and, through what we refer to as “resales” to other Users (which will have been previously approved by all Publishers through a distribution agreement), effectively receive partial refunds of any such licenses they purchased through the Robot Cache Platform in exchange for giving up their licenses and removing the games from their libraries. We are not aware of any other PC video game ecosystem that permits the lawful transfer of PC video game licenses from one User to another.

●	Publisher Ecommerce Control, Discoverability and Merchandising. Both the Company and Publishers will have the ability to control several marketing and sales-related considerations, including (a) time periods during or after which Users may not sell the PC video game licenses and (b) special promotions, sales, limited time giveaways that, in each case, increase a particular game’s presence on the storefront and thereby the likelihood of selling more copies. Unlike some other “key sellers,” the Company obtains direct licenses and/or publishing agreements with all of its Publishers.

●	Publisher Participation in Game “Resales.” Publishers receive 70% of the amounts paid by Users (as reduced by certain deductions for third-party expenses and taxes) for the purchase of video game licenses that Users wish to “sell” (or terminate early), which is equivalent to the distribution fees Publishers currently receive in the primary existing PC video game ecosystem, and the Company will receive 5% of such fees. Publishers do not currently receive any fees for sales of PC video game licenses from one User to another because, historically, such sales have not been permitted. We believe that increased revenue for Publishers entices them to distribute more PC video game licenses on the Robot Cache Platform.

●	User Revenue. A User may be able to receive cash or ecosystem “store credit” on the sale of a PC video game (depending on how the User purchased the game). The store credit will have a value equivalent to 25% of the amount paid by the User to purchase the game license from a seller. This is revenue to the end user that we believe is not possible elsewhere today.

●	Expand Market for Digital Games. We believe that any person who currently purchases a video game from a retail store such as GameStop in order to be able to sell the game after completing play may be open to purchasing PC video game licenses on the Robot Cache Platform. The User will be able to purchase games using various methods, including credit cards, PayPal and other commercially accepted methods, as well as IRON store credit. If, after purchasing a videogame license, a User does not wish to keep the game after completing play, the User may “list” the game for sale and, if the game is sold, the User’s right to the game will terminate in exchange for a partial refund to the User’s account or the form of payment tendered by the User to purchase the game on the Robot Cache Platform, subject to any restrictions established by the Company and the Publisher.

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●	Users Can “Opt In” to Earn Digital Currency to Purchase Games. Users can use their personal computers to validate blockchain transactions, for which they will receive digital in-game only store credit/currency (IRON), which may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. (IRON is not an ERC20 or other utility or security token, may not be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges.)

●	Support for Blockchain Games. We believe that we have an opportunity to further build out the Robot Cache Platform by adding other types of games such as “free to play” and blockchain-based games. In light of the enormous capital being allocated to blockchain development video games and ecosystems, it is our belief that adding this additional functionality to the Robot Cache Platform and making these games available to our Users will further enhance the offerings of the Robot Cache Platform and generate new ways for us to monetize our User base.

●	Encryption. The PC video game industry experiences significant piracy, which has resulted in a substantial loss of revenue for Publishers. The Company believes that its proprietary blockchain-based digital rights management system (“DRM”) encryption of PC video games will decrease piracy and loss of Publisher revenue.

Initial Launch of the Robot Cache Platform

The Robot Cache Platform was completed in May 2020 and is currently operating in “open beta.” To date, the Company has signed agreements with over 55 Publishers around the world with over 900 titles currently under contract. In December 2018 the Company released its “Publisher Portal”, which allows Publishers to establish an account on the Robot Cache Platform and upload their company information, games and other media assets using a “self-serve” website for consideration on the Robot Cache Platform. Adding this functionality was critical to the Robot Cache Platform, as it enables the Company to scale globally by not requiring a large support staff to manage a large number of games.

By using the Robot Cache Platform:

●	Publishers can display information, art and other media assets to promote their PC video games; make available for purchase their PC video game licenses; add new PC video games to, and remove PC video games from, the Robot Cache Platform without the Company’s involvement; update any information displayed on the Robot Cache Platform with respect to their PC video games; access a suite of sales and marketing tools provided by the Company; control various other aspects with respect to their PC video games; and receive payment for the PC video games sold on the Robot Cache Platform.

●

Users have the ability to view PC video games for sale, terminate their licenses early (i.e., “list their game for sale”) for a partial refund of their PC video game purchases (if allowed by the Publisher), and they may download PC video games purchased on the Robot Cache Platform.

Although the Company has been in operation for approximately only four years, its directors, officers and advisors have already leveraged their relationships in the video game industry to create an experience for Publishers and Users that we believe would be expected of a company with a longer operating history.

The Competitive Landscape

Currently, the largest platform for digital PC video games is Steam, which is operated by Valve. Steam was launched in September 2003 and has licenses for approximately 50,046 digital PC video games available for sale on its platform as of 2021. Steam is believed to have generated approximately $4.3 billion in revenue in 2017 (more current revenue information not being publicly available). For the fiscal year ending on December 31, 2021, the last year in which information is publicly available, Steam had 132 million monthly active users/players.

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The second largest digital PC video game company is Epic Games Store, operated by Epic Games, Inc., which has grown rapidly through its following of many game players from a game called “Fortnite.” This large user base enabled Epic to rapidly direct a number of those players to its store. In addition, giving away free games enabled Epic to quickly grow its user base into the second largest distribution operator. Revenue for Epic Games Store in 2021 was approximately $840 million in 2021, up 20% from 2020. Third-party games represented 36% of all sales with more than $300 million in player spending, a 12% increase from 2020. Epic has stated that there are now over 194 million PC users active on its system, an increase of 34 million from 2020.

Sources of Revenue

The Company’s revenue sources consist of the following: (1) 5% of all video game sales made on the Robot Cache Platform (see the second following paragraph); (2) 15% of the revenue generated from Robot Cache Platform Users who validate blockchain transactions, as described below; and (3) advertising revenue from Publishers for premium placement on the Company’s website.

Revenue is split among the Company, Publishers, and Users as follows:

For new releases, the Publisher receives a royalty equal to 95% of the purchase price, and no games can be resold for a period of 90 days after purchase. The Company receives the remaining 5%. After 90 days, a User who wishes to relinquish his or her license to the game can choose to list it for sale, at which time it goes into a queue. The Robot Cache Platform then alternates between offering a new copy (95%) and a previously owned copy (if one is available). If the sold copy was previously owned by a User, the Publisher will receive 70% of the revenue, the User 25%, and the Company the remaining 5%. If one or more used copies are available, the Robot Cache Platform alternates supplying new copies and previously owned copies, until no more previously owned copies are available. This process may be repeated indefinitely. In addition, for certain Publishers, the Company may in the future enter into arrangements reflecting different economics.

We believe that the Robot Cache Platform is superior to Steam’s platform and Epic’s ecosystem because Users will be able to buy and sell PC video games licenses, as well as earn store credit to buy games by using their PCs to validate blockchain transactions. Currently, neither Steam nor Epic nor any other PC game distribution portal enables Users to sell (or terminate early) their PC video game licenses, which means that the games that they purchase must be kept indefinitely.

We believe that the Robot Cache Platform is superior to Steam’s and Epic’s ecosystem because Users will be able to buy and sell PC video games licenses, as well as earn store credit to buy games by using their PCs to validate blockchain transactions. Currently, neither Steam nor Epic nor any other PC game distribution portal enables Users to sell (or terminate early) their PC video game licenses, which means that the games that they purchase must be kept indefinitely.

Sources of Cash

Prior Token Offering and Conversion to Common Stock.

In 2018, Robot Cache S.L., a Spanish limited liability company which became a wholly owned subsidiary of the Company in June 2019, sold to 18 accredited investors Simple Agreements for Future Tokens (“SAFTs”) in an offering (the “Token Offering”) that resulted in gross proceeds of $11,770,877.66, consisting of $2,275,000 in cash; $6,495,877.66 in bitcoin (BTC) and Ether (ETH); and $3,000,000 in restricted stock of THC Therapeutics Inc. (OTC: THCT) Starting in January 2019 and continuing to May 2020, the holders of a majority of the SAFT interests agreed to amend their SAFTs in order to receive our Common Stock instead of tokens. Because the SAFTs empowered the holders of that majority interest to take action on behalf of, and to bind, all of the SAFT holders, the SAFTs have all been converted into an aggregate amount of 16,778,821 shares of our Common Stock. The exchange of the SAFTs with the Common Stock was made pursuant to Section 3(a)(9) of the Securities Act.

Separately, the Company engaged a number of advisors for the Token Offering (the “Advisors”) and entered into agreements with them to grant them rights to receive Company tokens as compensation for their advisory services. The Company recently entered into exchange agreements with three such Advisors, each an “accredited investor” (as defined in Rule 501 under the Securities Act), whereby they exchanged their token-issuance rights for 465,122 Shares in the aggregate. It has considered entering into similar exchange agreements with the remaining Advisors for the exchange of their token-issuance rights for as many as 710,118 Shares in the aggregate. The Company has no specific timetable for negotiating, or entering into, any such exchange agreements with the remaining Advisors, but it anticipates that it would not execute any such agreements until at least six months after the termination of this Offering.

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The Company has not issued any tokens and has no plans to do so.

2021 Offering

In 2021, the Company raised approximately $26,923,883 in net proceeds from an offering of units representing a combination of Shares and warrants to purchase Shares (the “2021 Offering”).

Proprietary Digital Rights Management Using the Blockchain

The Robot Cache Platform consists of a proprietary DRM methodology and software that utilizes the immutability of the blockchain to determine and enforce licenses and User rights. The DRM methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content. In addition, having the ability to track “chain of ownership” via the blockchain means that we can trace who had the rights to a particular copy of the game (e.g., a famous influencer) which we believe has significant potential as a collectible and scarcity business model.

Our DRM currently uses the Ethereum blockchain but can switch to any public or private blockchain. If a particular blockchain that we use was not available in the future, we would make the appropriate database entries in an internal database. The Company currently has no plans to develop its own blockchain. On June 28, 2021, the Company entered into a memorandum of understanding with the blockchain company CasperLabs Holdings AG (“CasperLabs”), and the Company is presently moving its blockchain-based DRM from “proof of work” to a blockchain model based on “proof of stake,” which the Company believes will be more economically favorable. The Company further believes that switching to this blockchain model will result in the use of substantially less power and resources, which the Company in turn believes will be significantly better for the environment. On May 4, 2021, CasperLabs published an article in which it claimed its model is up to 1,360 times more energy-efficient than the blockchain models used by other networks.

Mining – Earning IRON

As stated earlier, Users can “opt in” to use their PCs (when they are not playing video games) to validate blockchain transactions. For performing these validation activities, Users will receive IRON, which may be used only to purchase (or to apply to the purchase of) video games on the Robot Cache Platform. IRON has a fixed value of $0.01 USD, and as stated earlier, IRON is not an ERC20 or other utility or security token, cannot be withdrawn from or traded on the Robot Cache Platform and, unlike a “cryptocurrency,” is not tradable on cryptocurrency or other exchanges. Users who “opt in” to perform such validation activities become part of the Company’s pool to validate transactions for third-party digital assets. Users may validate transactions on a variety of blockchains. In order to maximize profitability, the Company is able to select from a number of blockchains, depending on the Users’ computer hardware (i.e., Beam2, X16R and Ethereum, etc.). That said, the majority of Users validate transactions on the Ethereum blockchain.

Once a successful (validated) solution has been found on a blockchain, the Company is rewarded with cryptocurrency. The Company then credits the validating Users, in IRON, with the equivalent of the value of the earned cryptocurrency reward, and this crediting process takes place every minute. The Company holds the cryptocurrency that was mined until the end of every calendar month, at which time the Company exchanges the cryptocurrency for fiat currency through Coinbase, at prices publicly quoted on Coinbase. (Thus, the price exposure to Ether or other cryptocurrency for those Users who validate transactions varies on the basis of the price of the cryptocurrency at the time of the validation solution.)

The Company states in its Mining Policy, which is available in its entirety on the Robot Cache Platform, that it expressly disclaims any responsibility for electrical costs or computer damage resulting to the hardware or software components (including the data) of computers or related electronic equipment of Users who use them to earn IRON on the Robot Cache Platform.

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The Company currently has no plans to create, issue, or use any tokens or other digital assets, except as described herein. Furthermore, the Company has no plans to trade cryptocurrency on any unregulated secondary market (or anywhere at all other than Coinbase).

The Company has no plans to create, issue, or use any tokens or other digital assets, except as described herein. Furthermore, the Company has no plans to trade cryptocurrency on any unregulated secondary market (or anywhere at all other than Coinbase).

The Company’s Team

As of the date of this Offering Circular, the Company employs 16 full-time employees in San Diego, California, and two contractors in the US, France and Spain and expects to hire another six over the course of 2022. The Company’s directors, officers and key employees have over 100 years of combined experience in the video game industry (see Item 3 below titled “Directors and Officers”). The Company expects to hire approximately 8-10 additional individuals in 2022 to provide general administrative, sales and marketing and research and development services.

Legal Proceedings

From time to time, the Company may be involved in legal proceedings or may be subject to other claims against it. The results of such legal proceedings and the resolution of such claims cannot be predicted with certainty; but in either case, they could have an adverse impact on the Company’s business or the development of the Robot Cache Platform because of defense and settlement costs, diversion of resources and other factors. The Company is not currently subject to any material claims against it, nor is it involved in any legal proceedings.

ITEM 8.

DESCRIPTION OF PROPERTY

As of the date of this Offering Circular, we rent office space at 4330 La Jolla Village Drive, Suite 200, San Diego, California 92122. Our subsidiary, Robot Cache S. L., rents an office in Santa Cruz Se Tenerife, Spain. Neither we nor our subsidiary owns any real property. To the Company’s knowledge, all intellectual property created by or on behalf of the Company (whether by employees or third-parties) is the property of the Company via employment policies, “work-for-hire” provisions, and assignments, as applicable.

ITEM 9.

MANAGEMENT’S DISCUSSION

AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this Offering Circular and in reports filed by the Company with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

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Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” refer to Robot Cache US Inc. and its subsidiary.

The following information should be read in conjunction with our audited consolidated financial statements and accompanying notes, which are included in this Offering Circular. As noted above, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are, among others, the following sections:

●	Business Overview

●	Operating Results

●	Liquidity and Capital Resources

●	Critical Accounting Policies

●	Trends and Key Factors Affecting Our Performance

Business Overview

The Company operates the Robot Cache Platform, an online PC digital distribution platform with Users in over 160 countries. The Robot Cache Platform enables Users to purchase PC games as well as list them for sale (i.e., relinquish their licensed rights to the content), in exchange for cash back on their credit cards or for store credit in the form of IRON, the Company’s digital “in-game” currency. We serve mainly PC gamers, game developers and Publishers.

In addition, the Company has pioneered a new – and, in the Company’s opinion, exciting – concept dubbed “Proof of Gaming,” which we have not seen to date in any other platform. Proof of Gaming enables Users to utilize their PCs’ CPUs and graphics cards (GPU) to validate transactions on the blockchain using the Company’s DRM-based client application, for which the Company rewards Users with IRON. As of the date of this Offering Circular, our beta Users have validated over one million hours of blockchain transactions. The client application has a real-time tracker that enables Users to see approximately how much IRON they have earned. This aspect of the Robot Cache Platform – enabling Users to earn store credit – is, we believe, unique and has been well received, as it provides an alternative way for Users in emerging markets to purchase video games that they would have not been able to obtain otherwise. The early traction and KPIs that we have received are encouraging and support our belief that Users want to be able to monetize their game libraries by selling titles that they no longer wish to retain. The Company has entered into a memorandum of understanding (“MOU”) with the blockchain company CasperLabs Holdings AG (“CasperLabs”). The MOU calls for the Company to migrate its current DRM / copy protection methodology to the CASPER Blockchain Network (SYM: CSPR-USD), thereby significantly reducing the consumption of power needed for the Company to validate blockchain transactions and to manage licensed rights granted or revoked with respect to a User’s digital game copy. The Company has already implemented its new DRM / copy protection using the CASPER Blockchain Network, and it is currently being tested on CasperLabs’ “Test-net” before being deployed to its “Main-net.” This migration will transition our DRM-based copy protection from a “Proof of Work” method to “Proof of Stake,” requiring significantly less power consumption, given that the CASPER Blockchain Network has only 100 “validators” versus more than 40,000 on the Ethereum blockchain.

The Company was built by video game industry veterans with over 100 years of combined video game development and publishing experience. It expects that the relationships developed over time will enable its employees to seed the Robot Cache Platform with the best titles across all video game genres. The Company is built to cater to all types of PC video game revenue models (e.g., premium sale, free to play, subscription, and advertising-based).

Our one subsidiary, Robot Cache S.L., which is wholly owned by the Company, is headquartered in Santa Cruz Se Tenerife, Spain. We currently intend to discontinue all operations in Spain beginning sometime in 2022.

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Although retail physical video game sales are declining year over year, digital sales are, in our view, strong. The Company has created an entirely new model for digital publishing platforms by enabling digital resale of PC video games on a secure distribution platform, powered by blockchain technology. This new model opens a fresh market for Publishers to create additional revenue streams outside of the initial PC video game sale or in-app purchases.

The Publisher feedback from our current partners and others has also been favorable. We have been able to secure the rights to well over 900 titles so far with little or no outlay of advances/guarantees. We believe that our ability to secure these rights is due primarily to the fact that our team has long-standing relationships from our many years in the game industry and that we offer a unique approach in paying out more in royalties, combined with a business model that rewards gamers who wish to be compensated for relinquishing the licenses to their games. However, as the marketplace changes, we anticipate that in some cases we will need to pay monetary advances for certain high-end so-called “AAA” games (meaning, generally, in the videogame industry, high-budget, high-profile games typically produced and distributed by large, well-known Publishers). In the event that we do pay Publishers such advances, the advances are in almost all cases allowed to be fully recouped by us before we are required to pay additional royalties. If we agree to a limitation on the time available to us to recoup any monetary advances paid, we would either need to (i) sell a sufficient number of games to recoup the advances or (ii) forfeit the remainder of any monetary advances paid. Therefore, although in some cases we may have prepaid royalties on our balance sheet, we expect to recoup them back in full. It is, in our opinion, a “win-win” scenario for both the Publisher and the User and opens up what we believe will be greater opportunities for increased sales for the gaming industry.

Other Media Forms

The technology developed by the Company applies, in addition to gaming, to other forms of media such as films, music, digital artwork and books. The Company has been approached by, for example, motion picture companies asking whether they could apply the same concept to their films, which could be bundled with or without associated games and “resold.” We have also been approached by book publishers that want to digitally watermark a small number of copies, creating “limited editions” and, by introducing “scarcity,” potentially increasing the value of such content. In our opinion, our business model and technology can be applied to many different forms of digital media and eventually will become the standard for verification and ownership provenance (i.e., tracking of previous owners via the blockchain) for buying and selling digital content globally.

AMD Partnership

In August 2019, Advanced Micro Devices (NASDAQ: AMD) (“AMD”) announced a partnership with the Company that, in our opinion, has been fruitful in that AMD has been promoting the Robot Cache Platform throughout our beta testing phase by sending emails and social media blasts to its users, thereby significantly increasing our User base. We expect similar positive results to continue from this partnership in for the remainder of 2022 and beyond. The partnership has been of substantial value, as it represents a major global PC hardware manufacturer’s validation of the Company’s business model. We are also listed on AMD’s website at amd.com under its “Games” section.

China

In November 2019 we entered into an agreement with LedgerZ Holdings, one of our investors, which we expect will launch the Robot Cache Platform in China. The Chinese market has well over 300 million video game users and represents a $15B+ annual revenue market opportunity for the Company. As of the date of this Offering Circular, we have not yet factored into our forecasts any revenue projections for Asia; but we believe it will be material, as we expect to release the Robot Cache Platform in China early in 2023. As a result, we have already implemented additional payment forms for the Chinese market (such as WeChat Pay and Alipay), and we will be adding other forms of digital currency and payment solutions (such as Amazon payments and Coinbase Commerce). Adding these forms of payment, which our competitors have shied away from but which are important to the future of digital global commerce, will, we believe, enable the global community to purchase games from the Robot Cache Platform.

Launch Expected First Quarter 2023

As of the date of this Offering Circular, the Robot Cache Platform is in open beta and is expected to launch globally in the first quarter of 2023. With our current (December 31, 2021) User base of approximately 39,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs.

We believe that our plan to use the funds raised in the 2021 Offering to acquire additional content in the digital PC game distribution e-commerce space, as well as adding support for supporting blockchain based games and digital items represents a dependable method for promoting an ecosystem of growth.

Material Developments

The Company has signed a licensing agreement with DACS Laboratories GmbH to integrate its streaming technology into the Robot Cache Platform to enable games to run quickly. We believe this relationship gives us an advantage over our competitors in that it enables our Users to start the download process after purchasing a game and then to play the game within minutes as opposed to waiting for the download’s completion, which for some of the larger games can require several hours. None of our competitors currently offers this capability, and we believe gamers will find this functionality valuable.

The Company officially has launched the Robot Cache Platform first in Brazil, Latin America and Australia in order to optimize the platform’s performance by monitoring the Company’s KPIs. Optimizing the platform’s performance in this matter will enable the Company to make necessary enhancements to the platform as well as our marketing efforts in order to optimize our marketing channels and the partners we work with as we get closer to opening up access to all users globally.

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Sources of Revenue

The Company generates its revenues from several different sources, some of which are unique to the Robot Cache Platform. The first source is the percentage of sales revenues that we receive (5%) from the sale of games. The second source is that we enable our Users to utilize their PCs (when they are not playing video games) to solve blockchain transactions (“mining”). In exchange for their mining activities, the Company credits back to them 85% of the mining awards received by the Company (as store credit, in the form of “IRON”), and retains the remaining 15% of the mining awards, which are converted from BTC to USD through Coinbase, the Company’s custodian, at the end of each calendar month. The User can use IRON to purchase games. The third source is our website’s use of third-party advertising, which is not permitted by our competitors. Since we will be handling advertising through direct sale and Publisher relationships, we will be charging industry standard video “CPM” rates (i.e., the cost an advertiser pays for 1,000 “ad impressions,” which are counted whenever an advertisement is displayed). The industry standard video CPM rate, as of the date of this Offering Circular, ranges between $18.00 and $24.00. We expect that as our User base grows, so will the Company’s advertising revenues, which are at a very high margin of approximately 97%. These additional sources of revenue enable us to have significantly reduced distribution costs, which benefit our publishing partners and generate other sources of income other than just sales of games.

Year ended December 31, 2021 compared with year ended December 31, 2020

	Year ended December 31, 2021	Year ended December 31, 2020
Net revenue	$784,552	$12,027
Total operating expenses	2,661,609	793,948
Interest income (expense), net	(61,946)	(52,195)
Amortization of Platform costs	(407,347)	(407,347)
PPP loan forgiveness and other income & other expenses	158,671	3,541
Income tax expense	-	-
Net Income (Loss)	$(2,187,679)	$(1,237,922)
Foreign currency translation, gain (loss)	(836)	(326)
Unrealized gain (loss) on stock investments, held-for-sale	(371,976)	(24,660)
Total Comprehensive Income (Loss)	(2,560,491)	(1,262,907)
Earnings per share, basic	$(0.02)	$(0.01)
Earnings per share, diluted	$(0.02)	$(0.01)

Revenues

For the fiscal year that ended on December 31, 2021 (the “2021 Fiscal Year”), the Company generated $781,563 in revenues and incurred expenses of $2,661,609.

For the 2021 Fiscal Year, the Company’s revenues from gaming customers, which totaled $2,989, continue to be minimal, a result of our ongoing open beta testing phase and continual refinement of the technology of the Robot Cache Platform to address customer feedback, as well as the fact that the Company has deployed no marketing efforts targeted at increasing revenue from customers. In 2021, the Company became a validator for CasperLabs’ cryptocurrency (“CSPR”) resulting in $781,563 worth of CSPR as node validating net revenue. We are engaging multiple advertising agencies globally as we prepare to exit open beta in the second fiscal quarter of 2022.

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Operating Expenses

Because of the open beta testing, the Company currently has no material expenses assigned to operations.

Selling, general and administrative expenses

Selling, general and administrative expenses for the 2021 Fiscal Year totaled $2,661,609, or an increase of $1,867,661 or 235%, as compared to $793,948 during the fiscal year that ended on December 31, 2020 (the “2020 Fiscal Year”). Payroll expense represents 46.8% of general and administrative expenses. The Company hired additional engineers to further develop the Robot Cache Platform as well as a Vice President of marketing to begin the marketing of the Company’s services and products. $284,474.96 was invested in a sales commercial and in other marketing materials to prepare for the product launch in 2022. $325,000 was invested in a technology platform to market and process the Company’s stock in the 2021 Offering. The remainder of the selling, general and administrative expenses were rent, supplies, internet and telecommunications, travel etc.

Asset impairment charges

Cryptocurrency is evaluated each year and reported at the lower of cost or market including the CSPR cryptocurrency earned from validation activity.

Other income and expenses

The Company used funds raised in the 2021 Offering to pay off the Roxy Friday loans (see below) in full before the end of 2021.

It capitalizes development costs and then amortizes those costs over three years. It amortized $407,347 of its developed platform accounts in both 2021 and 2020.

It was granted $159,625 of forgiveness for the loan it received from the federal government in 2021 under the 2020 Paycheck Protection Program (PPP).

Its foreign currency loss was $836 in 2021 compared to $326 in 2020.

Its valuation of cryptocurrency on December 31, 2021 resulted in an unrealized loss of $371,976, including CSPR cryptocurrency earned from being a blockchain validator for CasperLabs. None of the Company’s cryptocurrency was converted to United States Dollars during either the 2021 Fiscal Year or the 2020 Fiscal Year. The corresponding unrealized loss for the 2020 Fiscal Year was $24,660.

The remaining other expenses totaled $954 in 2021 compared to $303 in 2020.

For the 2021 Fiscal Year, we recorded no gain or loss (realized or unrealized) on stock investments.

Income taxes

Income taxes for the 2021 Fiscal Year and for the 2020 Fiscal Year were $0.

Net loss

For the 2021 Fiscal Year, the Company had a net loss of $2,560,491, compared with a net loss of $1,262,907 for the 2020 Fiscal Year. The increase in net loss is primarily due to the higher operating costs in increase personnel, marketing, and technology costs.

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Liquidity and Capital Resources

As of December 31, 2021, the Company had cash of $20,352,630. We reported a net loss of $2,560,491 during the 2021 Fiscal Year. The Company incurred a net loss of $1,262,907 during the 2020 Fiscal Year. The following table provides a summary of the Company’s net cash flows from operating, investing, and financing activities.

Year ended December 31,	2021	2020
Net cash used in operating activities	$(578,273)	$(688,193)
Net cash provided by investing activities	(107,357)	8,881
Net cash provided by financing activities	21,036,674	640,199
Net increase (decrease) in cash	20,351,044	(39,113)
Cash, beginning of period	1,586	40,699
Cash, end of period	$20,352,630	$1,586

Sources of Liquidity

The Company previously funded operations primarily through SAFTs, as noted above, and through loans from Roxy Friday, LLC (“Roxy Friday”), an entity controlled by Frank Brian Fargo, who is a co-founder of the Company and a member of its board of directors. In the 2021 Offering, the Company raised net proceeds of $22,430,174 and paid off the loans of $1,393,500 resulting in the $21,036,674 from “financing activities” reflected in the chart above. In the opinion of management, the Company’s current cash position and its use of cash ($578,273 in 2021 and $688,193 in 2020) will enable it to cover current operations for the next 48 months and beyond, depending on the success of the 2022 site launch. The funds raised from the 2021 Offering, other than those applied to retire the Roxy Friday debt in 2021, will be used primarily for User acquisition and for the acquisition of additional content, in each case to accelerate Company growth.

Net Cash Flow from Operating Activities

As noted above, cash used in operating activities was $578,273 for the 2021 Fiscal Year compared to $688,193 for the 2020 Fiscal Year. Cash was consumed from the net loss of $2,560,491 for the 2021 Fiscal Year and $1,237,922 for the 2020 Fiscal Year.

Net Cash Flow from Investing Activities

Net use of cash from investing activities for the 2021 Fiscal Year was $107,357, the amount of the Company’s investment in development of the Robot Cache Platform.

Net cash from investing activities during the 2020 Fiscal Year was $8,881, consisting of proceeds from the sale of cryptocurrencies.

Net Cash Flow from Financing Activities

Net cash provided by financing activities for the 2021 Fiscal Year was $21,036,674, representing net proceeds of $22,430,174 from the 2021 Offering, reduced by the payoff of the Roxy Friday loan balance of $1,393,500.

Net cash provided by financing activities was $640,199 for the 2020 Fiscal Year, from proceeds of that portion of the Roxy Friday loans made in that year.

For the 2020 Fiscal Year, the Company received $1,328,000 from the proceeds of loans from Roxy Friday.

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Equity and Convertible Debt Financing

In addition, THCT stock owned by the Company has been impaired. It was valued at $128,780 as of December 31, 2020. It was valued at $42,744 as of December 31, 2021.

For the fiscal year ending December 31, 2020, the Company raised $1,328,000 in the form of loans from Roxy Friday. Subsequent additional loans from Roxy Friday increased the Company’s outstanding loan principal balance, as of August 1, 2021, to $1,409,315 (with no accrued unpaid interest). As of December 31, 2021, the prior loan to Roxy Friday, owned solely by the Company’s founder and director Frank Brian Fargo, in the amount of $1,409,315, was fully repaid, resulting in no further obligation to Roxy Friday.

The Company used the capital raised from the Roxy Friday loans and the SAFT sales to develop and maintain the Robot Cache Platform, to fund legal expenses, for marketing and advertising, for operations, and for other general corporate purposes.

Operating and Capital Expenditure Requirements

Primarily as a consequence of the 2021 Offering, the Company began 2022 with $20,352,630 in cash and cash equivalents. Even after taking into account the net loss of $2,560,491 for the 2021 Fiscal Year, the Company nevertheless expects that the amount raised in the 2021 Offering will enable it to fund operations for 4 to 10 years, depending on the success of the 2022 site launch.

The Company expects its existing funds, together with the capital that it hopes to raise in this Offering ($25 million), will be sufficient to meet anticipated cash operating expenses and capital expenditure requirements for 18 months. The sale of additional equity may result in dilution to our existing stockholders. If, in addition, the Company decided to finance through the issuance of equity other than the Common Stock, any such securities might provide their holders with rights senior to those associated with the Common Stock. If the Company decided to raise additional funds through the issuance of debt, the related credit agreements could contain covenants that would restrict our operations, and such debt would rank senior to the Common Stock. The Company might require additional capital beyond currently anticipated amounts, and additional capital might not be available on reasonable terms, or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires the Company to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include long-term investments, the recoverability of long-lived assets, impairment analysis of intangible assets, and stock-based compensation.

Statements of the Company’s financial position, results of operations and cash flows are affected by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Long Term Investments

The Company accounts for its long-term investments, consisting of equity investments, at fair value with changes in fair value recognized in net income.

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Cryptocurrencies

Cryptocurrencies (including bitcoin (BTC), Ether (ETH) and Casper (CSPR)) are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but is instead assessed for impairment annually, or more frequently, when events or changes in circumstances occur, indicating that it is more likely than not that the indefinite-lived asset is impaired. An asset is impaired when its carrying amount exceeds its fair value, which, in the case of a cryptocurrency, is measured at any given time using the cryptocurrency’s quoted price at that time. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If that determination is negative, a quantitative impairment test is not necessary and is not performed. If, however, the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the accompanying consolidated statements of cash flows, purchases of cryptocurrencies by the Company are included within investing activities, while cryptocurrencies awarded to the Company through its mining activities are included within operating activities.

Realized gains or losses from the sale of cryptocurrencies are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.

All cryptocurrencies owned by the Company are held by the Company’s custodian Coinbase. Since the Company currently has no plans to issue any tokens or other digital assets, the Company does not anticipate holding cryptocurrency in the future, other than as a result of the mining pool activities described elsewhere.

The Company intends to offer its Users the ability, in the future, to pay for games with cryptocurrency through potential partners such as Coinbase Commerce. The Company anticipates it would determine each month whether or not to convert such cryptocurrency into cash or hold it in trust at either Coinbase or another cryptocurrency exchange.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Recently issued and adopted accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company’s financial statements. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a review to determine the consequences of the change to its financial statements and believes that proper controls are in place to ascertain that the Company’s financial statements properly reflect any material changes.

We have considered recently issued accounting pronouncements and do not believe the adoption of such pronouncements will have a material impact on our consolidated financial statements.

Off-Balance Sheet Arrangements

The Company does not currently have and has never had any off-balance sheet arrangements.

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Plan of Operations

Over the next 12 months, the Company anticipates that it will undertake the following:

●	Acquire additional games and content from top Publishers to increase our offerings. Payments by the Company of minimum guarantees of income to the Publishers (“MGs”) are considered “advances on future royalties” and are fully recoupable by us. We account for these MGs as prepaid liabilities, which we will reduce as game sales occur. The Company’s intent is to properly assess the risk of such advances for specific games as well as other catalogue games and to “cross-collateralize” all of them until we have fully recouped the advances, thereby reducing the risk of our not earning back the payments made to the Publishers as MGs.
●	Acquire new Users through subsidizing “free game giveaway” offers and other promotions, contests and consumer events that attract new Users, as well as leverage its partnerships with AMD and others.
●	Develop new features for the Robot Cache Platform to increase its “stickiness” and retention of the User base and store operations, as well as general store operations, customer service, account management.

The Company is of the opinion that the proceeds from this Offering will satisfy its cash requirements and that it will not be necessary to raise additional funds in the next 48 months to implement the Company’s plan of operations.

It is the option of management that the Company’s current cash position and reported most recent negative cash flow from operations of $578,273 in 2021 and $688,193 in 2020 will allow the Company to cover current operations for the next 48 months and beyond depending on the success of the 2022 site launch. The money raised from this Offering will be used, in part, for acquiring complementary companies to accelerate the Company’s User growth, as well as for acquiring more AAA games and other forms of games (including “free to play” and blockchain based games).

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.

The core elements of the Company’s growth strategy include acquiring new customers, broadening distribution capabilities through strategic partnerships, extending customer lifetime value by continually delivering new games to our Users, and expanding our product offerings. The Company plans to continue to invest significant resources to accomplish these goals, and the Company anticipates that its operating expenses will continue to increase for the foreseeable future, particularly sales and marketing expenses. These investments are intended to contribute to long-term growth, but they may affect near-term profitability.

The Company’s future growth will continue to depend, in part, on attracting additional Users and increasing the ways in which we monetize them. The Company plans to increase its sales and marketing spending and seek to attract these Users. We expect to rely on User acquisition, strategic distribution partners, affinity networks and conference and speaking events for the Company’s growth.

Key Performance Indicators (“KPIs”)

With our current User base of approximately 39,000 beta testers, we have been able to collect valuable KPIs such as “Average Revenue Per Paying User” (ARPPU), “Average Revenue Per User” (ARPU), “Average Revenue Per Miner” (ARPM), and other industry recognized KPIs. See below for our historical (2020) KPI data. KPIs for 2021 are not materially different, as the Robot Cache Platform has not yet launched globally.

KPI	March 31, 2020		June 30, 2020		September 30, 2020	December 31, 2021
Cost per Acquisition	$0.46	(1)	$0.45	(2)	0.50	$0.50	(3)
Average Revenue Per Paying User (ARPPU)	$6.37	(4)	$4.53		6.79	$15.10
Average Revenue Per User (ARPU) (per month)	$0.57		$0.43		0.77	$0.97
Average Revenue Per Miner (ARPM)	$0.86		$0.48	(5)	1.42	$2.39	(6)

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(1)	Customer acquisition cost for the period ending March 31, 2020 consisted of $1,042.91 spent on emails, as a result of which we acquired 2,267 users.
(2)	Free game giveaway: $5,833.50 (cost) + $2,220.40 (emails) = $8,053.90; as a result of which we acquired 17,738 users.
(3)	$225.47 in email costs – 451 users acquired
(4)	We did not start tracking revenue until the beta launch on February 1, 2020; consequently, we have no information from January 2020.
(5)	ARPM declined in the second quarter of 2020 because the ETH DAG file increased in size and Users with only lower-quality video cards (i.e., not above 6GB of RAM) were no longer eligible to participate in the Company’s mining pool activities.
(6)	This increase in ARPM in the fourth quarter of 2020 resulted from the Company’s requiring Users to have video cards with more than 6GB of RAM in order to be eligible to participate in the Company’s mining pool activities.

Users, paying Users and Miners for each quarterly period in 2020 are presented in the chart below:

Quarter	Number of Users	Number of Paying Users	Number of Miners
End of March 31, 2020	10,359	84	1,053
End of June 30, 2020	27,952	510	6,784
End of September 30, 2020	-	-	-
End of December 31, 2020	36,711	1,482	7,396

As stated in “Use of Proceeds,” our current projections are that we will have approximately 4,000,000 Registered Users one year after the date of this Offering Circular (i.e., in 2023), 12,000,000 Registered Users one year later (i.e., in 2024), and 18,000,000 Registered Users in the year after that (i.e., in 2025).

The user forecasts are a combination of expected traffic volume of first-time visitors from our strategic partners as well as from our internal social and paid marketing efforts. For the basis of the analysis, we will first lay out the assumptions based on the KPIs we track each month.

As of December 31, 2021, we have a conversion rate of 9% for new first-time visitors that create new accounts on the Robot Cache Platform. Our assumptions are based on traffic from these efforts and are cumulative, as 43% of these new users come back at least once a month and are counted as active accounts.

Our estimates are driven from the “top of the funnel,” meaning that they are based on the above conversion rate (which we track every month). Since we will have new users from a variety of sources, there are several factors that determine how many users we expect. The primary sources of users that we anticipate in the near future are as follows:

●	AMD. 24 million monthly active users (“MAU”). We are estimating a 0.5% visit rate from AMD’s promotions to its user base (120,000 new visits per month).

●	Momentum/Fox Sports. 31 million MAU. We are estimating a 0.01% visit rate from its promotions to its user base (31,000 new visits per month).

●	China. Once we launch in China (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), we anticipate receiving two million visits to our website, based on discussions with our partners in China.

●	Armor Games. Armor Games has approximately three million users and we have ads on its site. We are estimating a 0.05% visit rate from its promotions to its user base (15,000 new visits per month).

We estimate, as of the date of this Offering Circular, that total new first-time visits to our website for the first twelve months after the worldwide global launch of the Robot Cache Platform will exceed 18 million. We are assuming a slightly better conversion rate of 15% would equate to 2.82 million new accounts.

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ITEM 10.

DIRECTORS AND MANAGEMENT

Our directors, executive officers and other significant individuals, their positions and ages as of June 1, 2022, their terms of office, and their approximate hours of work per week are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Lee Jacobson	Chief Executive Officer and Director	56	Began Jan. 16, 2018	N/A
Mark Caldwell	Chief Technology Officer	58	Began Jan. 16, 2018	N/A
Philippe Erwin	General Counsel and Executive Vice President of Business Development	54	Began April 1, 2018	N/A
Frank Brian Fargo	Director	59	Began Jan. 16, 2018	N/A
Keven Baxter	Director	62	Began Jan. 16, 2018	N/A

Executive Officers

Lee Jacobson, Chief Executive Officer. Lee is the Company’s Chief Executive Officer. He is an entertainment executive with over 25 years of experience in the video game industry and 16 years of experience managing digital distribution at some of the most well-known Publishers in the world. From 2017 to 2018, Lee was the Managing Director of Converge Direct, LLC, a digital advertising agency, where he managed all of the analytics and software development operations for its clients. Beginning in 2012, Lee was the Chief Executive Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. From 2009 to 2012, Lee was a Senior Vice President, Licensing and Digital Publishing for Atari, where he was responsible for global licensing activities for all consumer products and interactive categories for the Atari brand and global publishing operations for the console and mobile business units. From 1998 to 2009, Lee was a Vice President, Business Development and Licensing, for Midway Games Inc., during which time he managed the worldwide licensing and business development functions. Prior to 1998, Lee was a Director of Business Development for Virgin Interactive Entertainment beginning in 1997. In December 2019, Lee formed, and became the Chief Executive Officer and a director of, a Delaware corporation named Digital World Acquisition Corp., the corporation’s intention being to serve as a special purpose acquisition company at some point after its formation. Lee resigned as CEO of Digital World Acquisition Corp. on May 21, 2021. He remains a nonmanagement director of Digital World Acquisition Corp. and serves on its audit committee.

Mark Caldwell, Chief Technology Officer. Mark is the Company’s Chief Technology Officer. He is an entrepreneur and veteran in the video game industry with over 25 years of experience in the industry, who has created and won awards for games on platforms from the Apple II to the Xbox 360. From 2017 to 2018, Mark was the Chief Technology Officer of Converge Direct, LLC, where he managed all of its analytics, information technology and data management infrastructure. Beginning in 2012, Mark was the co-founder and Chief Technology Officer of Apmetrix Analytics Inc. until it liquidated its assets in 2019 in a Chapter 7 bankruptcy proceeding. Mark simultaneously was the Chief Technology Officer of Anametrix, Inc. from 2013 to 2014. From 2011 to 2013, Mark was the Co-founder and Chief Executive Officer of Plaor, a social games publisher that offered entertain and social experience for gamers. From 2010 to 2011, Mark was a Vice President, Engineering, at Playdom and Disney Interactive Media Group, during which time he was responsible for a broad range of technology services. From 2005 to 2009, Mark was a Director of PC Development and Executive Producer for Midway Games Inc., responsible for all processes, testing plans and online distribution models for PC development and distribution to optimize hardware of PC vendors and all PC franchises, including, among others, Lord of the Rings Online, Unreal Tournament 3, Rise & Fall and Stranglehold. Before joining Midway Games Inc., Mark was the founder, Chief Executive Officer and President of Rapid Eye Entertainment, Inc. from 2001 to 2005, where he developed, planned and organized all facets of the business, including strategy, creative, budgets, production, development and business management. From 1996 to 2001, Mark was a Vice President, Development, for The 3DO Company, and before that, the Co-founder and Senior Vice President of New World Computing, Inc. beginning in 1986. He is a recipient of the Top Tech Exec Awards, San Diego, for 2015 and 2016, honoring him for being an outstanding information technology executive who works in San Diego, as nominated by his peers and clients.

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Philippe Erwin, General Counsel and Executive Vice President of Business Development. With a background in international and intellectual property law, Philippe has been working in the games industry for over 20 years in various roles, from corporate senior executive to entrepreneur. From 2014 to 2017, Philippe was founder and Chief Executive Officer of Relativity Studios, a media and games company developing highly successful and engaging interactive content for top brands such as Mattel and Crayola, generating over 20 million downloads for its partners on the App and Google Play stores. From 2011 to 2013, Philippe was co-founder and partner of QED Associates, an interactive entertainment consultancy working with top media companies, video game publishers, and filmmakers, including Warner Bros., Tencent, Atari, Wargaming, and Mad Max director George Miller, where he identified and secured over $50 million in investment and distribution deals for its partners. Prior to that, from 2007 to 2010, Philippe co-founded and was the CEO of independent video game developer, Collision Studios, where he managed the successful launch of over 20 titles across 10 different platforms (PC, Mac, Microsoft Xbox, Sony Playstation, Nintendo Wii, and Apple/Google mobile), including the highly successful “300: March to Glory” video game which received a Sony’s Greatest Hits award. From 2002 to 2006, Philippe was Vice President of Interactive Entertainment at Warner Bros., where he was responsible for building and overseeing the studio’s video games publishing group, eventually resulting in $2B in sales from its key franchises such as Harry Potter, The Matrix, Batman, Justice League, Friends, and Cartoon Network. From 2000 to 2001 Philippe was Vice President of Business Affairs for the games group at Universal Studios (Bruce Lee, Spyro, Crash Bandicoot, etc.), where he handled a variety of legal matters including production and distribution deals, M&A, litigation, compliance issues and corporate matters. From 1996-1999, Philippe was Director of Business Development at Activision Blizzard, where he was responsible for the company’s ancillary business Shares, working with such franchises as Tony Hawk, Mechwarrior, Battlezone, and Activision classics. From 1992-1995, Philippe worked as an attorney at several large law firms in New York, Paris and Los Angeles, including Wilson Elser, Thomas & Associates and Loeb & Loeb, where he handled a variety of transactional and litigation work for Fortune 100 companies involving intellectual property, corporate, insurance, and international matters. Philippe is a member of the New York, Massachusetts, California, District of Columbia, Paris (France), London (UK) and US Patent and Trademark Office (USPTO) bar associations.

Board of Directors

The board of directors of the Company (the “Board of Directors” or the “Board”) consists of the following two members in addition to Lee Jacobson:

Frank Brian Fargo is a co-founder of the Company and a member of the Board of Directors. He has over 30 years of experience in the software publishing industry. Brian founded inXile Entertainment, Inc. (“inXile”), a developer of entertainment software for all popular game video game systems, personal computers and wireless devices, in 2002 and helped inXile successfully fund the development of Wasteland 2 through a Kickstarter campaign that raised over $2.9 million. In 2019, Brian sold inXile to Microsoft Games Studios, though he continues to serve as inXile’s Studio Head. From 1983 to 2001, Brian was the founder and Chief Executive Officer of Interplay, a company that he took public in 1998.

Keven Baxter is a member of the Board of Directors. Keven has over 30 years of experience advising technology companies in licensing and transactional matters. Since 2006, Keven has been a Partner at Baxter Technology Law, Inc. where he specializes in technology and media licensing and business and commercial transactions. From 2003 to 2005, Keven was a Vice President, Legal, for Fair Isaac Corporation, which develops and markets scoring and analytic solutions to the financial, insurance, healthcare, telecommunications and other industries, where he managed the worldwide operational legal activity. From 1999 to 2002, Keven was the General Counsel and Vice President of Corporate Development for Buy.com, Inc. Keven was the General Counsel and Vice President of Corporate Affairs for Interplay Entertainment Corp. from 1995 to 1998. Prior to that time, Keven was a business and technology lawyer with the national law firm Brobeck, Phleger & Harrison. Mr. Baxter has been a licensed attorney in the State of California since 1988.

Recent Development

As noted above, Lee Jacobson, Robot Cache’s CEO, is a nonmanagement director of Digital World Acquisition Corp. (“DWAC”). In public filings, DWAC has disclosed that on June 13, 2022, it and each member of its board of directors, including Mr. Jacobson, received a federal grand jury subpoena from the Southern District of New York seeking documents related to its business operations. DWAC and certain directors, including Mr. Jacobson, also received a related subpoena from the Securities and Exchange Commission on June 24, 2022. Mr. Jacobson is complying with the terms of the subpoenas. He has not been advised that he is a target of any governmental investigation.

36

ITEM 11.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table indicates the annual compensation of each of the three highest paid persons who were executive officers or directors during the 2021 Fiscal Year:

Name	Capacities in which compensation was received	Cash compensation (2021)		Other compensation (2021)	Total compensation (2021)
Lee Jacobson	Chief Executive Officer	$309,166.71	[1]	$0	$309,166.71
Mark Caldwell	Chief Technology Officer	$297,916.71	[2]	$0	$297,916.71
Philippe Erwin	General Counsel	$52,500.00		$0	$52,500.00	*

* Compensation was paid to UPO Inc., Mr. Erwin’s employer.

(1) Includes $100k of deferred compensation from 2019, 2020.

(2) Includes $100k of deferred compensation from 2019, 2020.

ITEM 12.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the information concerning the number of outstanding shares of our Common Stock owned beneficially as of the date of this Offering Circular by (i) all Company executive officers and directors as a group and (ii) each person who beneficially owns more than 10% of our Common Stock. All shares shown in the table as beneficially owned are owned directly by the named beneficial owner(s). The Company has no other class of voting securities.

Unless otherwise indicated, the stockholders listed below possess sole voting and investment power with respect to the shares of Common Stock they own.

Name and address of beneficial owner	Amount of beneficial ownership	Amount of beneficial ownership acquirable	Percent of class
Directors and executive officers as a group	68,210,343	0	35.31%
Frank Brian Fargo(1)	44,372,223	0	22.97%
Lee Jacobson(2)	11,919,060	0	6.17%
Mark Caldwell(3)	11,919,060	0	6.17%

(1)	1735 Flight Way, Suite 400, Tustin, CA 92782
(2)	4330 La Jolla Village Drive, Suite 200, San Diego, CA 92122
(3)	3650 Torrey View Court, San Diego, CA 92130

37

Changes in Control

There are no present arrangements or pledges of any of our securities, equity or debt, that may result in a change in our control.

Legal and Disciplinary History of Our Executive Officers and Directors

Lee Jacobson was previously the Chief Executive Officer and Mark Caldwell the Chief Technology Officer of Apmetrix, Inc., a Delaware corporation. Apmetrix, Inc. was an enterprise data management company that had a dispute with its licensor over the adequacy of the technology being licensed and the corresponding royalty payments, ultimately filing a bankruptcy petition that began on December 15, 2016 and terminated on December 13, 2019.

With the exception of the above disclosure, during the last five years, (i) no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any Company executive officer or director, or any person nominated to become a Company director, nor has any receiver, fiscal agent or similar officer been appointed by a court for (a) the business or property of such person, (b) any partnership in which he was general partner at or within two years before the time of such filing, or (c) any corporation or business association of which he was an executive officer at or within two years before the time of such filing and (ii) neither any Company executive officer or director, nor any person nominated to become a Company director: (a) has been convicted in a criminal proceeding or named as a defendant in a pending criminal proceeding (excluding, in each case, traffic violations and minor offenses); (b) has been the subject of an entry of an order, judgment, or decree, not subsequently reversed, suspended, or vacated, by a court of competent jurisdiction, that permanently enjoined, barred, suspended, or otherwise, his involvement in any type of business, securities, commodities, or banking activities; (c) the subject of a finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission or a state securities regulator of a violation of U.S. federal or state securities or commodities trading laws, which finding or judgment has not been reversed, suspended or vacated; (d) the subject of an order by a self-regulatory organization that permanently or temporarily barred, suspended, or otherwise limit his/their involvement in any type of business or securities activities; or (e) a disqualified person under Rule 262, Rule 505(b)(2)(iii), and Rule 506(d)(2)(ii) under the Securities Act.

ITEM 13.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

As of December 31, 2021, the prior loan to Roxy Friday, owned solely by the Company’s founder and director Frank Brian Fargo, in the amount of $1,409,315, was fully repaid, resulting in no further obligation to Roxy Friday.

Other than as disclosed in the preceding sentence, from the time of the Company’s formation on January 16, 2018 through the date of this Offering Circular, neither the Company nor its subsidiary Robot Cache S.L. has been, or is to be, a participant in any transaction or currently proposed transaction in which (i) any RC Related Person had or is to have a direct or indirect material interest (other than their Company compensation, which is described under “Compensation of Directors and Executive Officers”) and (ii) the amount involved in the transaction exceeded or will exceed the lesser of (1) $120,000 and (2) one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years. For purposes of the preceding sentence, an “RC Related Person” is (A) any director or executive officer of the Company, (B) any nominee for election as a director of the Company, (C) any person who beneficially owns more than 10% of any class of the Company’s voting securities, (D) any promoter of the Company or (E) any immediate family member of any person specified in clause (A), (B), (C) or (D).

Any future transactions between either the Company or Robot Cache S.L., on the one hand, and an RC Related Person, on the other hand, will be entered into on terms that are commercially reasonable or otherwise no less favorable to the Company than those that can be obtained from any third party other than an RC Related Person.

38

ITEM 14.

SECURITIES BEING OFFERED

General

The following description summarizes important terms of our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation (as amended, restated, amended and restated, or otherwise modified prior to the date of this Offering Circular, the “Certificate of Incorporation”) and our bylaws, which have been filed as exhibits to the Offering Statement. For more detailed information, please refer to these exhibits.

As of the date of this Offering Circular, the Company’s authorized capital stock consists of 250,000,000 shares of Common Stock, of which 193,139,318 Shares are issued and outstanding. As of the date of this Offering Circular, preferred stock is not authorized under the Certificate of Incorporation (and, consequently, no preferred stock is issued or outstanding).

We have not undergone a stock split; paid either a cash dividend or a stock dividend; effected a recapitalization of our securities; entered into a merger; acquired any material asset, partnership or corporation; effected a spin-off; or performed a reorganization from the date of our formation. With the exception of the contemplated acquisition of material assets, as described in this Offering Circular, no such acts or activities are being contemplated for the future.

This Offering relates to the offer and sale of up to 25,000,000 Shares, as described below.

Shares

The number of Shares subject to this Offering is 27,500,000, consisting of (i) up to 25,000,000 Shares that we are offering for sale to investors, at a fixed price of $1.00 per Share, and (ii) up to 2,500,000 Bonus Shares. The minimum purchase per investor is $1,000.00 (1,000 Shares). Additional purchases may be made in multiples of $500.00 (500 Shares). No investor will be entitled to a fractional Share.

Common Stock

Voting Rights. The holders of the Common Stock are entitled to one vote for each Share held of record on all matters submitted to a vote of the stockholders. Under the Certificate of Incorporation and our bylaws, any corporate action to be taken by vote of stockholders other than for election of directors is authorized by the affirmative vote of a majority of the votes cast. Directors are generally elected by a plurality of stockholder votes, except that vacancies on the board may also be filled by the affirmative vote of a majority of the remaining directors (even if less than a quorum). Stockholders do not have cumulative voting rights.

Dividend Rights. Holders of Common Stock are entitled to receive, ratably, those dividends, if any, that may be declared from time to time by the Board out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Common Stock would be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Other Rights. Holders of Common Stock have no preemptive, conversion or subscription rights, nor do any redemption or sinking fund provisions apply to the Common Stock. The rights, preferences and privileges of the holders of Common Stock would be subject to, and could be adversely affected by, the rights of the holders of shares of any future class or series of preferred stock.

39

Shares Eligible for Future Sale

As of the date of this Offering Circular, our Common Stock has no public market. Although we are considering whether to apply to list – on a stock exchange or other trading platform – the Shares sold in this Offering, our Common Stock is not currently traded on any exchange or on the over-the-counter market, and we can provide no assurance that it will ever be quoted on a stock exchange or a quotation service. We cannot predict the effect, if any, that market sales of Shares, or the availability of Shares for sale, will have on their prevailing market price from time to time. Nevertheless, sales of substantial amounts of our Common Stock, including the issuance of Shares upon the exercise of outstanding options or warrants, or the perception that these sales or issuances could occur in the public market after this Offering concludes, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

If all Shares are sold, at least 218,139,318 Shares will be outstanding, together with an indeterminate number of Bonus Shares. The aforementioned number of Shares expected to be outstanding upon completion of this Offering assumes:

●	the sale of 25,000,000 Shares, the maximum number offered for sale during the Offering Period; and

●	the issuance of no Bonus Shares.

Any Shares issued upon the exercise of the existing Warrants would be “restricted securities,” as defined in Rule 144 under the Securities Act (“Rule 144”). In general, under Rule 144 (as in effect on the date of this Offering Circular), any investor (i) that, for purposes of the Securities Act, is not deemed to have been a Company “affiliate” at any time during the period of ninety (90) days preceding a sale of Shares issued to that investor upon exercise of his, her or its Warrants and (ii) that beneficially owns those Shares for at least six (6) months after the Warrants’ exercise may sell those Shares without restriction, subject to the Company’s compliance with Rule 144’s public information requirements. In addition, a non-affiliate investor that has held, for at least one (1) year, the Shares that are issued upon exercise of the Warrants, may sell those Shares without complying with Rule 144’s other requirements.

Rule 701 Inapplicable

In general, under Rule 701 under the Securities Act, any of our non-affiliate employees, directors, consultants, or advisors who purchased Shares from us in connection with a qualified compensatory stock or option plan or other written agreement and in compliance with Rule 701 would be eligible to resell those Shares, in reliance on Rule 144, ninety (90) days after the Company become subject to the periodic reporting requirements of the Exchange Act, but without compliance with Rule 144’s various conditions, including compliance with specified holding periods. The Company has adopted, and its stockholders have recently approved, an equity incentive plan (see Item 4 above titled “Dilution”).

Lock-up and Market Stand-Off Agreements

Pursuant to the terms of the Posting Agreement attached as Exhibit 1.1 to this Offering Circular, StartEngine Primary has agreed that the securities issued to its previously referenced two percent (2%) commission in this Offering are subject to a lock-up covenant of 180 days immediately following the date of qualification or commencement of sales pursuant to this Offering. Other than as disclosed in the immediately preceding sentence, there are no lock-up or market stand-off agreements currently in effect with respect to the Common Stock.

40

Litigation Forum

Article 10 of the Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain litigation, including any derivative action or proceeding brought on behalf of the Company. This provision is limited by Section 27 of the Exchange Act, which creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Trading Suspensions; Administrative Actions

Neither the Company nor its officers or directors are, and at no time have any of them been, subject to any trading suspension order or any other type of administrative action or order issued by the Commission or FINRA.

LEGAL MATTERS

Certain legal matters with respect to the Shares will be passed upon by the law firm of Ross Law Group, PLLC, New York, New York.

EXPERTS

The Company’s financial statements for the fiscal years ended December 31, 2021 and December 31, 2020 included in this Offering Circular have been audited by IndigoSpire CPA Group, LLC, an independent registered public accounting firm, as stated in its report appearing herein. The financial statements have been included in reliance upon that firm’s report on its authority as an expert in accounting and auditing.

41

PART F/S

Report of Independent Registered Public Accounting Firm

INDEPENDENT AUDITOR’S REPORT

March 1, 2022

To:	Board of Directors, ROBOT CACHE US INC.
Attn: Lee Jacobson
Re:	2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of ROBOT CACHE US INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2021 and 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholder equity and its cash flows for the calendar year periods ended December 31, 2021 and 2020 thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

March 1, 2022

F-1

ROBOT CACHE US INC.

BALANCE SHEET

As of December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
ASSETS
Current Assets
Cash and cash equivalents	$20,352,630	$1,586
Deposits	7,552	15,696
Prepaid expenses	174,807	114,823
Other current assets	535	0
Total current assets	20,535,467	132,104

Cryptocurrency, net, available for sale	543,667	0
Investment in less-than-20%-owned entity	100,000	128,780
Capitalized platform development costs, net of amortization	511,013	814,693
Total Assets	21,690,204	1,075,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	131,432	126,172
Accrued expenses	2,129,780	9,800
Other current liabilities	99,750	186,707
Total Current Liabilities	2,360,962	322,679

Notes payable, related party – non-current portion	0	1,393,500
Simple Agreements for Future Tokens	0	1,594,927

Total Liabilities	2,360,962	3,311,106

SHAREHOLDERS’ EQUITY

Common Stock	192,674	95,691
Stock subscription receivable	(2,029,961)	0
Additional paid-in capital	37,812,339	11,754,099
Retained earnings	(16,645,810)	(14,085,319)
Total Shareholders’ Equity	19,329,242	(2,235,529)

Total Liabilities and Shareholders’ Equity	$21,690,204	$1,075,577

F-2

ROBOT CACHE US INC.

STATEMENT OF OPERATIONS

For Years Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020

Revenues – software	$2,989	$0

Revenues - mining	790,804	0
Cost of revenues – mining	9,241	0
Gross profit – mining	781,563	0

Net Revenues	784,522	0

Operating expenses
General and administrative	2,396,984	771,283
Sales and marketing	264,625	10,641
Total operating expenses	2,661,609	793,948

Net Operating Income (Loss)	(1,877,057)	(781,924)

Interest income (expense), net	(61,946)	(52,195)
Gain (loss) on sale of cryptocurrency	0	3,848
Amortization of platform costs	(407,347)	(407,347)
PPP loan forgiveness and other income	159,625	0
Other expenses	(954)	(303)

Tax provision (benefit)	0	0

Net Income (Loss)	$(2,187,679)	$(1,237,922)

Foreign currency translation gain (loss)	(836)	(326)
Unrealized gain (loss) on investments, available-for-sale	(371,976)	(24,660)

Total Comprehensive Income (Loss)	$(2,560,491)	$(1,262,907)

Earnings per share, basic	$(0.02)	$(0.01)
Earnings per share, diluted	$(0.02)	$(0.01)

F-3

ROBOT CACHE US INC.

STATEMENT OF SHAREHOLDER EQUITY/DEFICIT

For Years Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock		Stock Subscription	Additional Paid-In	Retained	Total Shareholder
	# of shares	$	Receivable	Capital	Earnings	Equity
Balance as of January 1, 2020	85,711,048	$85,711	$0	$4,902,399	$(12,822,412)	$(7,834,302)
Conversion of SAFTs to common shares	9,980,170	9,980	0	6,851,700		6,861,680
Net income (loss)					(1,262,907)	(1,262,907)
Balance as of December 31, 2020	95,691,218	$95,691	$0	$11,754,099	$(14,085,319)	$(2,235,529)
Conversion of SAFTs to common shares and issuance of stock in securities offering, net of issuance costs	96,982,976	96,983	(2,029,961)	26,058,240		24,125,262
Net income (loss)					(2,560,491)	(2,560,491)
Balance as of December 31, 2021	192,674,194	$192,674	$(2,029,961)	$37,812,339	$(16,645,810)	$19,329,242

F-4

ROBOT CACHE US INC.

STATEMENT OF CASH FLOWS

For Year Ended December 31, 2021 and 2020

See Independent Auditor’s Report and Notes to the Financial Statements

	2021	2020
Operating Activities
Comprehensive Net Income (Loss)	$(2,560,491)	$(1,262,907)
Adjustments to reconcile net income (loss) to net cash provided by operations:
(Gain) loss on sale of cryptocurrency	0	(3,848)
Unrealized (gain) loss on investments	371,976	24,660
Income received in non-cash form	(783,013)	0
Amortization of platform costs	407,347	407,347
Changes in operating asset and liabilities:
(Increase) Decrease in deposits	8,144	3,164
(Increase) Decrease in prepaid expenses	(59,984)	254
(Increase) Decrease in other current assets	(535)	30,959
Increase (Decrease) in accounts payable	5,260	(11,584)
Increase (Decrease) in accrued expenses	2,119,980	(33,777)
Increase (Decrease) in other current liabilities	(86,957)	157,539
Net cash used in operating activities	(578,273)	(688,193)

Investing Activities
Proceeds received from sale of cryptocurrency, net	0	8,881
Costs of platform development	(107,357)	0
Net change in cash used in investing activities	(107,357)	8,881

Financing Activities
Proceeds (repayment) from notes payable	(1,393,500)	640,199
Proceeds from issuance shares, conversion of SAFTs, net of offering costs	22,430,174	0
Net change in cash from financing activities	21,036,674	640,199

Net change in cash and cash equivalents	20,351,044	(39,113)

Cash and cash equivalents at beginning of period	1,586	40,699
Cash and cash equivalents at end of period	$20,352,630	$1,586

Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

F-5

ROBOT CACHE US INC.

NOTES TO FINANCIAL STATEMENTS

See Independent Auditor’s Report

For Years Ending December 31, 2021 and 2020

NOTE 1 – NATURE OF OPERATIONS

ROBOT CACHE US INC. (which may be referred to as the “Company”, “we,” “us,” or “our”) was incorporated in Delaware on January 16, 2018 (“Inception”). The Company is developing a platform for the development and distribution of digital games. The Company is headquartered in San Diego, California.

Since Inception, the Company has been in a development stage and has relied on securing loans and funding from founders and investors. As of December 31, 2021, the Company had completed a securities offering and funds its operations with the proceeds from such funding and the receipt of funds from revenue producing activities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

F-6

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2021 and 2020, the Company had $20,352,630 and $1,586 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021, the Company did not have any material fixed assets and there was no impairment or depreciation.

Capitalized Development Costs

Developed costs are capitalized at cost. Expenditures for renewals and improvements or continued development (including payroll) are capitalized. Once commercial feasibility is procured, the balance of capitalized development costs will be amortized over three years.

The Company reviews the carrying value of capitalized development costs for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. As of December 31, 2021 the Company had capitalized $1,325,706 of development costs. In 2021, the Company amortized $407,347 of those platform costs and has amortized a total of $814,693 in total.

F-7

Offering Costs

The Company complies with the requirements of ASC 340-10. The Offering Costs of the Company consist solely of legal and other fees incurred in connection with the capital raising efforts of the Company. Under ASC 340-10, costs incurred are capitalized until the offering whereupon the offering costs are charged to members’ equity or expensed depending on whether the offering is successful or not successful, respectively. In 2021, the Company conducted a successful campaign to raise equity and incurred $2,268,955 of costs associated with that offering as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
●	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
●	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

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Revenue Recognition

Sales Income - During 2019, the Company adapted the provision of ASU 214-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

●	Identify the contract with the customer
●	Identify the performance obligations within the contract
●	Determine the transaction price
●	Allocate the transaction price to the performance obligations
●	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the digital distribution of the video games hosted on the platform. The Company has only just begun to recognize revenue.

Separately, the Company earns some revenue by provide resources to the CSPR blockchain network. The Company is awarded CSPR tokens for rendering these services. The Company records this revenue at the time and market value the tokens are awarded to the Company. Any fluctuation in the value of the CSPR tokens after receipt is noted in comprehensive income as unrealized gain or loss from investments available-for-sale.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021, the Company had no material balances of accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Cryptocurrency and Stock Assets

The Company received cryptocurrency and marketable stock investments as part of its fund raising. In 2018, the Company raised $11,770,878 through the issuance of Simple Agreements for Future Tokens (“SAFTs”) (some of which have since converted to common stock) which included $3,000,000 of stock in THC Therapeutics Inc. (OTC: THCT) and $6,495,878 in cryptocurrencies, primarily bitcoin (BTC) and ether (ETH). The Company uses fair value principles to revalue the market pricing of the assets held and records impairment or unrealized gain or loss on these financial assets in the period incurred.

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As of December 31, 2020 the Company recorded the following cryptocurrency and stock investment assets solely in conjunction with the THCT stock and cryptocurrency tendered in the SAFT raise:

	Stock investments in THCT	Cryptocurrency
Balance as of January 01, 2021	128,780	0

—unrealized loss during period	(128,780)

Balance as of December 31, 2020	0	0

Aside from the THCT and other cryptocurrencies received in the SAFT raise, the Company also acquired CSPR and BTC during 2021. As of December 31, 2021, the Company’s marked-to-market value for the CSPR and BTC was $538,753 and $4,915, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

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NOTE 3 – INCOME TAX PROVISION

The Company is treated as a C corporation for US federal tax purposes. The Company has filed its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date they are filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on the uncertainty of their future use and value. The Company has or will soon file its 2021 tax returns.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company compensates its founder and management team for services rendered to the Company. In the year ended 2020, the Company paid cash compensation to Lee Jacobson and Mark Caldwell, who collectively own a combined more than 20 percent of the outstanding shares of the Company. Additionally, in 2020 to continue funding the operations of the Company, an affiliate of the Company has lent it approximately $640,000 in secured funding. These borrowings from 2020 have been fully repaid.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

The Company has obtained loans from an affiliate entity with common ownership, Roxy Friday, LLC, totaling approximately $640,000 as of December 31, 2020. These loans were repaid in full as of December 31, 2021 and currently has no outstanding debt.

In 2018, the Company raised money by issuing SAFTs to investors as well as issuing SAFTs to certain advisors in exchange for their services. The terms of the SAFTs differ for each investor, however, in June 2019, the Company’s board of directors passed a resolution intending to convert each of the SAFT holders into common stockholders. The process was still underway as of December 31, 2019. Under the terms of the Board resolution each of the Company’s outstanding SAFT agreements is to be converted to common stock wherein each holder will receive 1 share of common stock for every 3 tokens issuable to that holder under the SAFT agreement held by that holder.

During 2019, the Company issued 6,798,650 shares to the two of the three largest SAFT holders in satisfaction of those holders’ SAFT agreements. In May 2020, as discussed in Note 9, the Company issued 3,508,772 shares of common stock in lieu of digital tokens.

In 2020, the Company issued an additional 9,980,170 shares in satisfaction of SAFT holders rights and other share issuances.

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NOTE 6 – COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases corporate office space under a monthly sublease arrangement. The monthly commitment of the Company under the sublease arrangement is $7,552 per month.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock (common stock), of which 200,000,000 shares are authorized. In addition to the shares issued to founders and other management and SAFT holders in the conversion, the Company issued up to 49.5 million shares at a price of $0.606 per share in a securities offering intending to be exempt from registration under Regulation A.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has incurred losses since inception; however, the Company has raised sufficient funds to remain a going concern for at least the next 12 months.

NOTE 9 – SUBSEQUENT EVENTS

Securities Offering Closing

In February 2021, the Company closed its Regulation A registration-exempt securities offering receiving the remaining amount of stock subscriptions receivable less applicable offering costs.

Management’s Evaluation

Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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